6/17.

02042187

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Michelin Compagnie

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 01 2002
THOMSON FINANCIAL

FILE NO. 82- 3354 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DATE : 6/27/02

82-3354

ANNUAL REPORT 2001

MICHELIN

Contribute to the progress of mobility

Throughout the world, development is based on the freedom of circulation of people, goods and services.

The rapid expansion of road transport and the rise in the number of cars on the road is coupled with a quality-oriented evolution in mobility, which offers our Group opportunities for growth and new performance. In the future there will be many more vehicles but they will be safer, have greater driver/vehicle interaction and be more environment friendly.

Daring to be different, with a pioneering spirit and increased commitment: our staff are the driving force behind our success

The essence of our strategy is to contribute to the progress of mobility. Michelin intends to remain the undisputed leader in the tire industry by means of:

- its strong capacity for innovation,
- the high performance of its products and services,
- the power of its brands,
- the quality of its results,
- its contribution to lasting development,
- the development of new services for users.

By helping mobility to progress, Michelin is contributing significantly to improved safety, higher performance and greater driving pleasure.

Simplified legal organization chart



Compagnie Générale des Etablissements Michelin France
94%
40%
100%
Compagnie Financière Michelin Switzerland
60%
Manufacture Française des Pneumatiques Michelin France
Pardevi France
Industrial, commercial and research companies outside France
Other industrial and commercial companies in France
1% of Peugeot SA





Managing Partners*

Edouard Michelin
François Michelin
René Zingraff

** Mandates and functions exercised in other Companies: see p. 58*



General Partners

Edouard Michelin
François Michelin
René Zingraff
Société Auxiliaire de Gestion SAGES



Group Executive Board

1 - Michel Caron	*Quality, Aircraft, 2 Wheels*
2 - Thierry Coudurier	*Europe, Euromaster*
3 - Hervé Coyco	*Passenger Car – Light Truck*
4 - René Fontes	*Earthmovers, South America*
5 - Jim Micali	*North America, TCI*
6 - Didier Miraton	*Technology Center*
7 - Jean Moreau	*Personnel*
8 - Michel Rollier	*Finances, Agricultural*
9 - Christian Tschann	*Pacific Asia*
10 - Bernard Vasdeboncoeur	*Truck, Africa/Middle-East*


4
1
3
9
8
10
2
6
7
5

Supervisory Board

Eric Bourdais de Charbonnière
Chairman
Member of the Supervisory Board of Oddo & Cie

François Grappotte
Chief Executive Officer of Legrand
Member of the Board - France Telecom and BNP Paribas
Member of the Banque de France Advisory Board

Pierre Michelin
Division Manager – Bull Group

Grégoire Puiseux
Member of the Supervisory Board of Manufacture Française des Pneumatiques Michelin
Financial Controller - Compagnie Financière Michelin

Edouard de Royère
Honorary Chairman and Member of the Board - Air Liquide SA
Member of the Board - Danone, L'Oréal, Sodexho Alliance, Sodexho Marriott Services Inc, Solvay, Fimalac and Wanadoo
Chairman of the Association Nationale des Sociétés par Action (ANSA – Joint Stock Company Association)

Statutory Auditors

Stéphane Marie, *auditor**
Dominique Paul, *auditor***
Jacques Zaks, *assistant of Mr. Marie**
Pierre Dufils, *assistant of Mr. Paul***

**Associate of Corevise*
***Associate of Befec – Price Waterhouse*



Michelin is one of the world leaders with a 19% share of the tire market

The Group is in pole position on every continent and all tire and mobility-related service markets. It is the acknowledged leader, ahead of the field on the most challenging technical segments.

Michelin's development is based on innovation

and a high level of quality offered to automotive manufacturers, distributors and drivers. The Group's policy is to adapt closely to the requirements of each market; it is backed by a unique portfolio of complementary brands, able to satisfy the requirements of every customer with a wide range of performance levels and prices.

The Group's medium-term objectives

- to achieve a 10% operating margin by 2005,
- to outperform market growth by at least 2% in the most buoyant segments,
- to achieve a more balance spread of business across geographic markets, by developing sales in regions with high-growth potential such as Asia, South America and Central and Eastern Europe.

Message from Edouard Michelin



Madam, Sir, Dear Stockholder,

The year 2001 was marked by substantial progress in our global, profitable and sustainable growth strategy. I wish to underline 3 elements that are of particular significance:

- Michelin has become NO.1 in China,
- 2001 was an outstanding year for our Group in the field of innovation,
- our operating margin is 6.6%.

What is at the very heart of this dynamic? Our teams of course!

Our teams around the world have put their passion for excellence at the service of the durable and structural improvement of the Group, while still striving to give the utmost satisfaction to our customers.

In order for our employees to be more fully associated with the life of the Company, we will be launching worldwide Employee Shareholding Plans and Stock Option Plans that will start in the spring of 2002.

A pioneering spirit, stamina, a sense of teamwork : these values are also at the root of our successful return to F1 and of the wealth of medals captured in all the motorsport disciplines in which we are involved!

Strengthening in Europe and in North America - Development in the new markets.

Despite the reversal of the economic situation, the first signs of which appeared in the United States as early as the second half of 2000 and was further accentuated by the tragic events of September 11, Michelin was able to hold the course and master a delicate environment with a sense of both anticipation and reactivity.

In Europe and in North America, Michelin has strengthened its positions on the replacement markets and on all segments with added value. The effort was pursued in Eastern Europe in order to take advantage of local growth and to guarantee, in the long run, our positions in a widened Europe.
This is the reason why we have acquired Tofan, the leading tire manufacturer in Romania.

In Asia, our expansion is particularly spectacular in China thanks to the creation of a joint-stock company with the NO.1 tire manufacturer in China, Shanghai Tire and Rubber Company, in which Michelin holds 70% of the capital.
Our position now enables us to accompany the growth of an up-and-coming automobile market.
In South America, our growth has remained substantial, despite the economic difficulties encountered in this zone.

Innovation.

Along with the ongoing quest for quality, innovation is at the heart of our strategy.

In 2001, this was given concrete expression through a series of "firsts", very important for our future growth:

- the first standard vehicle equipped with PAX System,
- the launch of a new axle system, the Optimized Contact Patch system, that will revolutionize the dynamics of vehicles and the performance of tires,
- the Air X NZG tire for Concorde, the innovations of which will be extended to other aircraft,
- the partnership agreement with Bosch in the area of the optimization of the coupling of tires and electronic vehicle control,
- the launching of a full set of online mobility assistance services with ViaMichelin, the development of Michelin Fleet Solutions services to vehicle fleets and the commercial distribution of snow chains, the very first Michelin licensed products.

Through its ongoing efforts in research that do not compromise its financial balance, Michelin invests in the future.

Profitable growth in a difficult context

With an operating margin at 6.6%, above that of our competitors as well as one of the best results in the automobile industry as a whole, Michelin has achieved a good performance. This result stems from a targeted growth on the most profitable and buoyant markets in the field of passenger vehicles and professional applications. This also stems from the will to restore value to a technically advanced product, essential to safety. Finally, this also conveys a strict management of our financing needs, especially as far as inventories are concerned.

Michelin has also proven its ability to face difficult times without a significant drop in results, and to strengthen its leadership.

This good performance was achieved thanks to cautious management and risk appraisal which has always accompanied Michelin's development.

We trust that both our teams and our strategy will confirm in the long term the quality of our performances in 2001. Your Company has given itself the means to lead the race in the sector of mobility.

Thank you for your trust. I would also like to mention that, at the time of the General Meeting in May 2002, the functions of my father, Mr. François Michelin, as Managing Partner will come to an end. Without saying too much at this point about this important moment..., for 50 years, what a contribution, what passion!

E. Michelin

Edouard Michelin





2001
43.4%
2000
37.9%
1999
34.2%
1998
30%
by volume

Percentage of top-range tires in Passenger Car Light Truck sales

As a result of its focused growth strategy, Michelin is making rapid progress on the most dynamic and profitable segments: high-performance tires (VZ indices), performance (H index) and tires for 4x4s or SUVs (Sport Utility Vehicles).


0
J
F
M
A
M
J
J
A
S
O
N
D
2001
2000
1999

Change in finished product inventories (at cost) *(in tons)*

Despite more difficult market conditions, the Group improved its control over finished product inventories, which declined by more than 8% excluding the effect of exchange rate changes. At 20.9% of sales compared with 23.2% the previous year, this was the result of improved responsiveness in the procurement chain and the Group's capacity to anticipate and adapt swiftly to changing markets.

Good resistance in a difficult environment

Growth still outstripping market expansion


2001 15,775
2000 15,396
1999 13,763
1998 12,486
1997 12,149

Consolidated sales +2,5%
in millions of euros


Other businesses: 31.1% +2.0%
Passenger Car
Light Truck tires: 50.6% +3.8%
Truck tires: 24.8% -4.3%

2001 sales by business segment


Other countries: 12.9% -4.0%
Europe: 47.2% +1.9%
North America: 39.8% +5.5%

2001 sales by geographical area

Although volumes dipped 2.8%, net sales rose by 2.5% thanks to a well-targeted growth strategy and a pricing policy designed to protect margins. 70% of sales were achieved on the non-cyclical replacement market. The rise in sales exceeded the growth on the world tire market.

Limited reduction in the operating margin


2001
1,040
6.6%
2000
1,162
7.6%
**1999
1,207
8.8%
*1998
1,073
8.6%
*1997
1,094
9%

Consolidated operating income -10.5%

in millions of euros

* Previous accounting methods.
** Pro forma.

■ Total
□ Operating margin


2001
8.9%
2000
7.6%
Variation: +1.3 pt
2001
8.8%
2000
13.6%
Variation: -4.8 pts
2001
- 0.3%
2000
0.4%
Variation: -0.7 pt

Operating margin by business segment

■ Passenger Car-Light Truck tires
□ Truck tires
□ Other businesses

In an environment marked by a sharp deterioration in the North American market and a rise in the prices of raw materials, operating margin declined by only 1 point, reflecting improvements in the product mix and a pricing policy designed to protect margins.
This operating margin is one of the best in the tire industry.

Improved financial condition


2001
1,089
2000
1,091
**1999
1,003
*1998
1,090
*1997
817

Net capital expenditure -0.2%

in millions of euros

* Previous accounting methods.
** Pro forma.


2001
4,881
113%
2000
4,926
119%
**1999
4,329
113%
*1999
3,789
88%
*1998
2,752
65%
*1997
2,564
65%

Net debt

in millions of euros

* Previous accounting methods.
** Pro forma.

■ Total
□ Debt-to-equity ratio

Michelin pursued a selective investment policy.
The Group applied part of the capital gain on the sale of 2.8% of Peugeot SA to reducing its debt position.
23% of debt is repayable beyond 5 years.
Interest cover (Operating income/net interest expense) stood at 3.3x.

Michelin's share performance

Euronext Paris Premier Marché (first market) Deferred Payment Service
Sicovam / EUROCLEAR Code: 12 126
ISIN Code: FR 0000121261
Indices: CAC 40 – Eurostoxx 100
Par value: 2 €
Minimum tradable number of shares: 1
Average daily trading volume: 578,980
Market capitalization on 31.12.2001: € 5.0 bn

Published earnings per share
in euros



2001
2.20
2000
2.96
**1999
2.10

** Pro forma.

Net dividend per share excluding tax credit
in euros



2001
0.85
2000
0.80
**1999
0.71
*1998
0.64
*1997
0.58

* Previous accounting methods.
** Pro forma.

For the last 5 years, Michelin has pursued a policy of regularly increasing its dividend.

Share performance



120
100
80
60
40
20
800,000
600,000
400,000
200,000
J F M A M J J A S O N D J F M A M J J A S O N D J
2000
2001
2002
Michelin
CAC 40
Goodyear
Bridgestone
Monthly trading volumes

Monthly trading volumes *from January 2000 to February 2002*

in euros

	2001	2000	1999	1998	1997
High	43.50	41.90	49.49	62.34	61.42
Low	25.84	30.10	30.30	28.51	41.89
Year-end price	37.05	38.55	39.00	34.07	46.19
Market capitalization as of 31.12 in billions	4.99	5.19	5.25	4.59	6.32
Average daily trading volume	578,980	514,485	561,436	561,933	545,646
Number of shares	134,715,873	134,715,873	134,715,873	137,715,893	136,892,968
Par value	2	2	2	2	2

Shareholder Ownership structure *as of 31.12.2001*

Treasury stock	**3.1%**
Employees	**0.2%**
French institutions	**25.0%**
Franklin Templeton	**6.6%**
Other foreign institutions	**44.1%**
Individual shareholders	**21.0%**

Michelin share price in 2001

Michelin enjoys genuine competitive advantages on fundamentally sound, buoyant markets. Moreover, the Group possesses the necessary human, technological, industrial and financial resources to achieve its growth and profitability objectives. This is undoubtedly why the Michelin share price has stood firm compared to the indices and its main competitors.

Thanks to its clear-cut strategy, there are signs that the Group's fundamentals are starting to be taken into account. Capital previously invested in TMT stocks is moving back to industrial companies such as Michelin, which offer greater visibility. Continued market volatility is penalizing long-term investors, however.

Shareholder information

Michelin endeavors to establish positive relationships with its shareholders, based on trust and transparency, by keeping them fully and speedily informed.

In 2 years, close off times have been reduced by 3 weeks and the Group now publishes its annual results less than 2 months after the end of the financial year.

Since all the shares are registered stock, Michelin is able to keep all shareholders directly informed. Information resources include the Letter to Stockholders, published 3 times a year, a full Annual Report and an Internet site updated on a daily basis: www.michelin.com.

In 2001, Michelin took part in the ACTIONARIA convention in Paris for the 4th year running and arranged 3 meetings, in Paris, Lyon and Lille, to meet shareholders personally.

The Annual General Meeting of Shareholders was held for the first time at the Ladoux Technology Center. This gave around 800 shareholders an opportunity to attend demonstrations of the technical performance of the Company's products on the test tracks.

At the same time, over 150 meetings and "one-to-ones" organized in 13 different countries enabled the Group to hold direct discussions with 340 analysts and institutional investors. As in 1999 and 2000, seminars held in Europe and the United States gave around fifty analysts and investors further insight into the Group's strategy, particularly regarding top-range Passenger Car and Truck tires. It also gave Michelin an opportunity to present C3M and the major role that this revolutionary process is scheduled to play in the Group's strategy.

A dividend up 6.2%

At the Annual General Meeting on May 17, 2002, the Managing Partners will be proposing the distribution of a net dividend of 1.28 euro, including the tax credit, an increase of 6.2% on the previous year and up 47% over the past 5 years. The dividend will be payable as from May 22, 2002, i.e. 2 business days after the Meeting.

Financial calendar (1)

Shareholder Annual General Meeting	**May 17, 2002**
Payment of proposed dividend	**May 22, 2002**
Announcement of 1st quarter 2002 net sales	**April 24, 2002**
Announcement of 2002 half-year results	**July 30, 2002**
Announcement of 3rd quarter 2002 net sales	**October 24, 2002**
Announcement of 2002 net sales	**February 5, 2003**
Announcement of 2002 results	**date to be announced**

(1) These dates may be subject to change.

Commercial facilities in over **170 countries**

36,200 products marketed

Production sites within the markets

Close to 80 production sites in 18 different countries with a daily output of

- 844,000 tires
- 61,000 inner tubes
- 96,000 wheels
- 70,000 maps and guides

Highly-qualified **staff**

Around 130,000 employees of many cultural origins, including 4,000 research staff based in Technology Centers in Europe, the United States and Japan.

A **passion** for automobiles

Over 120 World Driver and Constructor Championship titles since 1973.
2001 brought:

- 4 Formula 1 wins in the first year
- World Rally Championship (constructors)
- 500cc Motorbike World Championship
- Superbike World Championship
- Victory at the Le Mans 24-Hour Race
- Victory in the Dakar rally in 3 vehicle categories

A superb **portfolio of brands**

covering all market segments

MICHELIN Goodrich Kleber UNIROYAL

RIKEN TAURUS Kormoran ICOLLANTAS

EUROMASTER TCi

A leader on the world tire market

19% market share

Tires for every type of vehicle

- Passenger cars and light trucks
- Trucks
- Agricultural vehicles
- Earthmovers and handling equipment
- Aircraft
- Two-wheelers

Road-holding systems

in partnership with Woco,
Vallourec Composants Automobiles, Toyo AVS, Bosch, etc.

Integrated distribution and services networks

- Euromaster in Europe
- Tire Centers LLC in the United States

Mobility assistance services

- Michelin maps and guides
- Michelin Euro Assist assistance services
- Michelin Fleet Solutions
- ViaMichelin electronic services
- Tire Advisor

2001:

Michelin moves ahead



Developments

Michelin - the leader in China...

The Group has taken a 70% stake in a joint company set up with Shanghai Tire and Rubber (STRC), China's No. 1 tire manufacturer. Shanghai Michelin Warrior Tire Co., Ltd. has acquired from STRC the resources to produce radial Passenger Car and Light Truck tires. It produces tires for the Chinese market and exports under the Warrior and Michelin brands. Michelin has been present in China for nearly 4 years now and is the leader on the Chinese market for radial passenger car tires.

...and in Romania

The Group has acquired two plants producing radial tires for Passenger Cars/Light Trucks and Trucks from Tofan, the No. 1 Romanian manufacturer. Included in the deal are around twenty storage and distribution centers and the Automaxima franchise with 2,000 sales outlets. Michelin is now the leader in Romania with over half the market and is thus expanding its resources to serve buoyant markets in Central and Eastern Europe.

PAX System becomes the standard

Michelin and Sumitomo Rubber Industries have signed a license agreement for the development and sale of PAX System in Japan and Asia. PAX System offers a high level of performance and ride comfort and low rolling resistance, while enabling a vehicle to drive safely at 80 kph for 200 km after a puncture.
With the agreements already signed with Goodyear and Pirelli, the promotion of PAX System is now backed by four manufacturers which together represent 48% of the world original equipment market.

ViaMichelin recognized as a major player in mobility assistance services

The Group has launched a full set of mobility assistance services for individuals and companies under the name ViaMichelin. Maps, traffic, weather and tourist information are available on the Internet, Minitel, CDRoms, GSM, WAP and PDA. The free access site viamichelin.com launched in 2001 has been a genuine success with close to 3 million visits per month.
Its European deployment has begun, with the establishment of affiliates in Germany and the United Kingdom, soon to be followed by Spain and Italy.

Innovations

Launch of the Optimized Contact Patch system

Entirely designed by Michelin, this new axle system optimizes the tire contact patch, particularly when cornering. The result: improved safety, longer tire life and excellent driving comfort for the vehicles of tomorrow.

Development at record speed for Concorde

At the request of EADS, Michelin developed its latest version of radial technology for aircraft in just 8 months: the AIR X NZG (Near Zero Growth). The tire offers remarkable resistance to external aggression and a significant gain in weight – two vital qualities for aeronautics. This innovation will ensure extra safety for air transport in the future.

Partnership with Bosch

Michelin has set up a strategic partnership with Bosch, the brake and stability specialist, to improve safety and mobility by optimizing the coupling of tires and electronic vehicle control technology.

Home servicing

With its new mobile workshop, Euromaster is now able to offer a new service to individual customers: everyday maintenance of their vehicles – tires, brakes, oil change – at home or on their company parking lot. The objective for France: 30,000 service calls a year.

Performance

Formula 1 victories

After 16 years away from Formula 1, the drivers of Michelin's partner racing teams achieved 11 podium finishes in 17 Grands Prix. Ralf Schumacher and Juan Pablo Montoya with their BMW Williams brought Michelin 4 new Formula 1 victories.

Productivity to the power of 3 with C3M

20 million tires have already been produced using this compact process, which involve a single production phase instead of 7 with the traditional process. This highly flexible process is particularly suited to the production of tires with distinctive performance characteristics. C3M is already accounting for 20% of the Group's production in this segment. The aim is to achieve a 30% gain in productivity.

Stimulating performance by associating the staff with results

The Group has decided to launch a worldwide employee stock ownership plan and a stock option program in 2002. The related share issues were authorized by shareholders at the 2001 Annual Shareholders' Meeting.

Michelin elected top company by managers

Michelin was elected the "top company" in a survey of 1,350 managers conducted by the French economic magazine, "L'Expansion", and the IFOP survey institute. Michelin was the second favorite brand in France according to a survey of 1,000 people by "Capital" magazine and the CSA survey institute.

Transparency

New rating

Standard & Poor's assigned Michelin a BBB+ long-term rating, with a stable outlook, and an A2 short-term rating. Moody's assigned Compagnie Financière Michelin and Manufacture Française de Pneumatiques Michelin a Baa1 long-term rating and a P2 short-term rating. These ratings compare favorably with other players in the tire and automotive equipment manufacturing sector.

Open day and information meetings

20,000 people accepted Michelin's invitation to its first "Open Days" in Clermont-Ferrand in June.

In all, around 6,000 private shareholders attended information meetings organized in Paris, Lyon and Lille.

Strategy

Michelin intends to become the undisputed **leader** in the tire industry and, more generally, in the field of mobility assistance through its capacity for **innovation**, the quality of its products and services and the impact of its brands.

The Group's objective is to achieve lasting high-performance results by maintaining a higher growth rate than the market on specific **attractive segments** and by increasing profitability.

With this aim in mind, Michelin's **growth strategy** is **targeted** on the most buoyant and rewarding markets. Technology, innovation, marketing, and service: it is endeavoring to make the most of areas where its **skills** are clearly recognized by its customers.



Sustainable, profitable growth - worldwide

3/4 of Passenger Car-Light Truck tires sold are replacements.

The 4x4, SUV and high-performance replacement tire market alone is equal in value to the total original equipment market, with much higher growth and profitability.

The quality of a Michelin Truck tire carcass, combined with Michelin retreading techniques and services, offers transport professionals the lowest cost per mile.

Asia accounts for 1/3 of the world Truck tire market with a radialization ratio of 32% compared with 86% in Western Europe and North America.

China now offers the highest growth prospects in Asia for Passenger Car and Truck tires

• Michelin is following a policy of sustained organic growth, backed by selective acquisitions on new markets. Its geographical coverage enables it to serve major vehicle manufacturers throughout the world.

• To speed up the development of PAX System and ensure that it becomes a standard as far as the consumer is concerned, while mobilizing a limited amount of capital, Michelin is developing partnerships with major manufacturers: Pirelli, Goodyear and Sumitomo Rubber Industries.

• Upstream, the Group's recognized expertise in road-holding enables it to form strategic partnerships with automotive manufacturers and industrial companies offering complementary skills in order to develop complete optimized assemblies.

• Downstream, Michelin is present in all the distribution channels. It is broadening its outlook by proposing innovative services to professionals and individuals, in particular via its integrated distribution networks and specialized subsidiaries: emergency assistance, onsite services and the sale of tires "by the mile". It is strengthening Michelin brand links with vehicle manufacturers through its participation in Formula 1 and is also developing licensed products linked to mobility.

• In 1999 in Europe and in 2001 in the United States, the Group introduced a plan to boost its competitiveness. In 2002, these plans and the additional measures currently being set up will lead to a reduction of €150 million in operating costs taken over a full year, giving total savings of €300 million by the end of 2003.
In this respect, worldwide deployment of C3M in 2002 on top-range segments is a crucial advantage. Productivity gains of up to 30% are anticipated from this ultra-flexible, compact process on the segments targeted.

• Michelin enjoys areas of particularly high growth, which include:
- the extremely profitable Performance, High-Performance, 4x4 and SUV tire market which is expected to rise by 40% by 2004;
- Central and Eastern Europe, South America and Asia, where radialization of the market is currently spreading fast;
- extended mobility with PAX System and road-holding, where the combined design of optimized systems is paving the way for new, high added-value technological breakthroughs.



Formula 1: the most prestigious discipline among the mechanical sports, involving close partnerships with the car makers.



Bibendum, the Michelin Man, is known the world over and enjoys an image that all brands envy.

Enhancing the value of the Michelin brand

Michelin is one of the world's leading brands, with a brand-recognition rating of 98% in Europe, 96% in North America and 55% in Asia. Its main attributes: its technological advance and high quality.
To build on these exceptional assets and strengthen links with the general public, Michelin chose to return to Formula 1 racing, the only motor sport with a worldwide audience.
The Group has also launched a program of licensed products, all linked to mobility.
The first, a snow tire chain, came out in 2001.
Three collections of products will be launched gradually during 2002, 2003 and 2004 in Europe, Asia and North America.



The agreements signed with major manufacturers give PAX System worldwide coverage.

The strength of the Michelin brand

"Brand equity" analysis concerning passenger car tires on 7 major markets.
"Brand equity" is the percentage of the population with an opinion on a brand, multiplied by the perceived quality score attributed to the brand. The higher the equity, the higher the awareness of the brand and perception of its quality.

	France	Germany	Italy	United Kingdom	Spain	United States	Canada
Michelin	8.86	7.65	8.07	7.40	8.36	6.74	7.22
Goodyear	8.09	5.86	6.60	6.21	4.60	6.39	6.25
Bridgestone	4.07	5.17	4.26	3.07	2.29	4.09	4.68
Pirelli	7.19	6.08	7.83	6.19	6.86	3.17	4.87
Firestone	6.19	4.26	4.20	4.51	6.12	3.76	3.85

Source: Michelin Tracking Study 2001 - Europe (end of October 2001) – USA/Canada (end of June 2001).

Proposing the best possible offering to each of our customers

The best offering at the best price on each market segment: whatever customers are looking for, Michelin wants to propose the best possible solution.

As the Group sells to all the automotive manufacturers and distribution channels, it is developing a multi-brand portfolio and enhancing its offering with skills and services that match the requirements of vehicle manufacturers, distributors, transport professionals and private individuals.

Worldwide development, an organization close to the markets

With 80 production sites worldwide and commercial facilities in 170 different countries, Michelin is able to serve vehicle manufacturers wherever they are located and assist them in conquering new markets. As the world leader in original equipment, the Group's tires are fitted on one new vehicle in three and it has the highest loyalty ratio on the replacement market: 66% in Europe and 47% in North America for the Michelin brand.

For replacement tires, which represent three quarters of Passenger Car-Light Truck sales, the Group is backed by an excellent local network which meets the specific requirements of the markets in terms of products, sales and marketing and is able to take advantage of growth wherever it is strongest.

Its worldwide coverage allows technologies and new products to be deployed quickly and fosters purchasing and production performance. Worldwide steering of production capacities on a medium-term basis by major product segment and decentralization of production planning make a significant contribution to inventory reduction and the improvement of delivery lead times.

A multi-brand strategy, presence on all distribution circuits

Michelin has a multi-brand strategy for Passenger Car, Truck and Agricultural tires in order to meet the price/performance requirements of all its customers by proposing appropriate products and sales conditions for the different distribution channels: traders, specialists, dealers, automotive centers, garages, service stations and large supermarkets.

With Michelin, the leading world brand, BFGoodrich, Kleber, Uniroyal, several leading national brands and well-positioned distributors' brands, the Group has the best portfolio in the profession worldwide. In a rapidly expanding market, strong brands offer a distinct advantage. The recall of Firestone tires actually made the market less standardized by developing consumer awareness of the importance of quality for their safety. It had a direct beneficial impact on leading brands and facilitated acceptance of a firm, revalued price policy.

Skills and services of value to customers

To win market share, it is not enough to have the best product; skills and services must be associated with it to offer the best solutions.

This is what Michelin does with vehicle manufacturers by developing just-in-time deliveries, supplying fitted assemblies and offering new solutions in the fields of extended mobility, road-holding and active safety systems.

On the professional markets, the Group proposes comprehensive services, either directly or via its Euromaster network in Europe and TCI in the United States: the sale of tires "by-the-mile", 7-days-a-week vehicle assistance, retreading and global management of tire expenditure.

It offers distributors safety audit services and recommendations on fitting, delivery automation, inventory management and recovery of worn tires.

Since 1900, it has been a faithful companion to generations of motorists with its maps and guides, now backed by the new ViaMichelin digital mobility assistance services.



The Group's efforts regarding service excellence have resulted in a satisfaction rate of around 90% in the Passenger Car and Truck sectors in the United States.

In close **partnership** with the distribution network, the new "Michelin Fleet Solutions" international offering provides a global service to transportation companies seeking to outsource management of their tire expenditure.



With a commercial presence in 170 countries, Michelin can meet its customers' requirements as closely as possible.

Tire Advisor enables all North American Internet users to find the tire most suited to their vehicles and driving styles.



References

PAX System: a new universal standard

Extended mobility, safety, improvement of performance in terms of comfort and consumption, extra space opening up the way for new vehicle design: PAX System brings added value to drivers and vehicle manufacturers alike, taking it into "pole position" among the major standards of the tire industry of the future.
After-sales services are being set up with approved service points, breakdown trucks and call centers.
In Europe, these services are already up and running, while in the United States, they will be put in place progressively, starting in 2002.
In addition, vehicle manufacturers can already obtain supplies of PAX System products from 4 tire manufacturers.
In 2002, PAX System will be fitted for the first time as a standard feature on 2 of the 5 French models of the Renault Scenic.

Bibserve.com helps distributors to improve management of their business

From major networks to backwoods service stations, over 50,000 distributors in Europe are concerned by the new Michelin Extranet service.
It provides information on the technical characteristics and availability of 3,000 references and enables orders to be placed online 24 hours a day.
By 2002, bibserve.com will be helping distributors improve stock management by means of sales records and forecasting tools. It will also enable the Group's 7 European call centers to step up their commercial activity by freeing them from part of the order-taking process.
The long-term objective is to take 50% of orders online, i.e. over 17,000 per day, and to integrate bibserve.com into the logistics chain management applications.

Daring to be different

Michelin works with all automotive manufacturers worldwide.

It took only 8 months to develop the new NZG technology which enabled Concorde to return to the skies.

Over 200 technical certifications are awarded to the Group every year by automotive manufacturers.

The Scorcher TA Internet program offers BFGoodrich customers 512 possibilities for customizing the colors of their tires and then ordering them online.



4,000 researchers are working to improve mobility.



Optimizing tire performance by redesigning the axle: only a tire manufacturer could do it!



ViaMichelin's Internet site proposes mobility assistance services and receives up to 3 million visits a month.

Technological audacity is the key to Michelin's success and the Group intends to remain the most innovative company in its sector in terms of products, production processes and services.

The Group's Research and Development is the world leader in its field. It represents 4.4% of net sales, i.e. €702 million in 2001.

Innovating in close touch with customer requirements

In Europe, the United States and Japan, the Technology Centers design the fundamentals for the tires – materials, architectures, tread patterns, processes – calculation and modeling methods and production machines. They try out their innovations not only in their test centers but also on machines, tracks and in the most extreme conditions of use so that they can propose proven products and processes.

Michelin undertakes research in other fields of innovation with high added-value: the optimization of production processes (C3M), design enhancement (colored tires), etc.

New high added-value technologies: tire pressure control and optimized assemblies

The combined design of the tire and suspension represents an opportunity for Michelin to further reinforce the technological content of its products. Its expertise in road-holding, associated with the skills of complementary partners in electronics and braking, will foster the emergence of systems offering radically new performance characteristics.

In 2001, a partnership was finalized with TRW for onboard tire pressure verification equipment, which culminated in "The EnTire Solution" system to inform the driver whenever there is a drop in pressure. This type of equipment will become mandatory in the United States in 2003. In conjunction with Wabco TIPM, Michelin has also developed an active pressure-management system which automatically adjusts the PAX System pressure.

A joint venture has been set up with the German group Woco in the field of anti-vibration systems: Woco Michelin AVS. The joint venture has itself signed a partnership agreement with the Japanese firm Toyo for development in Asia. In road-holding systems, the Group presented the "Optimized Contact Patch system" in 2001, a new concept developed by Michelin which improves road-holding safety, particularly when cornering.

In the field of vehicle stability and dynamics, Michelin formed a strategic partnership with Bosch in 2001. The prospects are far-reaching, with a long-term approach. The numerous projects already identified include systems to reduce braking distances and systems which combine PAX System with the electronic stabilization program (ESP) to improve mobility if there is a pressure loss.

Innovating with Internet-based services

Michelin is making use of the Internet to improve customers' satisfaction through more efficient management of relations with them and extended service offerings: exchanges of data with vehicle manufacturers; orders, management of services and billing for distributors and transport professionals; tire customization and online ordering for private individuals and electronic services to assist driver mobility in general with ViaMichelin.

Main innovations in 2001

Automobile tires: Pilot Sport All Seasons, Pilot Sport Cup, Drice, Ivalo 2
Truck tires: X One, XTA2 Energy "low aspect ratio"
Aircraft tires: Air X with NZG technology
Bicycle tires: Mountain Bike Comp S Light, Jet Less, new Axial range
Motorbike tires: Michelin Pilot Sport HPX, Pilot Sport Cup, Enduro Star
Handling equipment tires: Michelin X-Straddle
Earthmover tires: XZSL, X-HAUL
Agricultural tires: MACHXBIB, CARGOXBIB
Road-holding: Optimized Contact Patch System
Electronic pressure monitoring: The EnTire Solution
Distributors' Extranet: bibserve.com
Electronic mobility assistance services: ViaMichelin
Comparative multi-brand Internet service: Tire Advisor
Licensed products: snow chains

Michelin and racing: all the disciplines on all types of terrain

Racing is the best laboratory for testing innovations in extreme situations and provides strong motivation for achieving progress. Formula 1, World Rally Championship, Le Mans 24-Hour Race (automobiles and motorcycles), 500cc, Trial, Enduro World Championships, Dakar (automobiles, motorcycles and trucks), Tour de France cycle race, Mountain Bike, etc. Michelin is the only manufacturer worldwide present in all disciplines, on all types of terrain and in all climates.

The aim is to maintain high-level partnerships with vehicle manufacturers and demonstrate the progress that its innovations can bring to racing teams and drivers... and, in the end, to all drivers





Winning on all types of terrain, in all weathers and in all disciplines.

A company with a strong sense of social responsibility

Michelin's objective is to contribute to progress in mobility. However, this effort only makes sense if, over and above the Company's business results, it aims to achieve sustainable mobility which accompanies and furthers the development of people's activities, constantly improving preservation of the environment and slotting more effectively into people's life-styles.

Michelin considers that all the people involved – its shareholders, employees, customers, suppliers, public authorities and all the organizations with which it has relations – have social, environmental and economic requirements. These are legitimate requirements and Michelin endeavors to satisfy them whenever possible.

Involvement and dialog to make progress together

Michelin relies on motivated employees, capable of making the most of opportunities for growth and progress. To mobilize employee potential and facilitate global integration on the basis of common values and objectives, the Group's organization and management favor responsibility, teamwork and initiative. Training stimulates improvement and sharing of skills. It contributes to the consolidation of a common customer - and results - oriented culture governed by ethical principles. Communication helps employees to understand the stakes better.

Training for responsibility and preparing for the future

To maintain a high level of skills and prepare for the future, Michelin hired 440 top-level managers in 2001 and will be taking on 400 in 2002.

A large number of young people were integrated into the workforce, notably via apprenticeship schemes, where they can take advantage of high-quality professional training. The Group is in fact developing its own technical training school in Clermont-Ferrand and proposes apprenticeships up to graduate level, in association with several universities.

Since Michelin considers cultural difference a major asset, it is also looking to boost the international nature of its management. To this effect it is encouraging local recruitment of young graduates with an international profile and favoring the international mobility of managers with high potential or with key skills.

Developing skills and encouraging mobility

Michelin wants its employees to be among the best professionals in their sectors.

It devotes more than 4% of its payroll to training and develops advanced methods for assessment and individual career and salary management, promoting mobility by means of stimulating, diversified career paths.

Internal promotion is strongly encouraged: more than a quarter of management and almost all foremen have reached their positions in this way. Mobility is the rule and the career paths allow for numerous changes in orientation in the course of a career: on average, an executive changes job or professional sector every four years. As a result of these policies, turnover is less than 4%, which favors capitalization of experience and sharing of know-how on an international scale.







The multi-cultural diversity of its teams is a key advantage for Michelin.

79% of the Group's employees are proud to work for it.
(ISR 2001 survey)

Since July 2000, Michelin has been a member of the World Business Council for Sustainable Development, an international association whose aim is to adopt and promote socially responsible behavior.

Since October 2001, Michelin has been listed in the Dow Jones Sustainability World Index. This index measures the economic, environmental and social performance of 312 companies representing 62 different industries in 26 countries.

Improving dialog with employees

Michelin is particularly attached to the quality of human relations and dialog with employees. Employee expectations are taken into consideration through a professional satisfaction survey conducted every two years. In 2001, over 90,000 people in 17 different countries took part in the survey.

In France, 27,000 employees participated in a referendum on the conditions for application of the law on the 35-hour working week which led to a new work organization and the recruitment of a thousand young people. There was a 95% participation rate and 60% of employees approved the draft agreement which was implemented on May 1, 2001. As an extension to this arrangement, Michelin signed an early retirement agreement with three trade unions. Between now and 2006, 4,900 employees aged 57 and over will be able to take early retirement and the Group will simultaneously take on 2,000 new employees.

On a wider scale, Michelin set up a European Works Committee in 2000. This EWC will help to develop consistency and dynamism within the Group, encouraging the sharing of experience, broadening the outlook of trade unions, employers and staff and asserting the Group's values in line with local situations.

Promoting a multi-cultural environment at all Michelin locations

Michelin considers multi-cultural diversity a major asset. At all the Company's locations, it does its utmost to provide all its employees with the possibility of constructing a varied, enriching career and integrating a wide range of experience into their know-how.

Supporting training and local development

Michelin makes a direct contribution to the training of young people and the economic development of the areas where its facilities are located.

In this way, it facilitates the emergence of the skills and the suppliers required for its activities and the creation of jobs for its employees' families.

Within this framework, the Group gives small and medium-sized regional companies assistance on the international front and contributes financial support and expertise for the creation and development of companies close to its European industrial facilities via the Société d'Industrialisation et de Développement Economique.

The SIDE has contributed to the creation of 7,000 jobs since 1990. Its assistance when the Soissons site closed in 1999 enabled more jobs to be created in 18 months than were lost. Its scope will soon be extended to Europe.

Michelin's "Tremplin Jeunes Vers l'Emploi" is a structure that helps its employees' children to find jobs. In the past 4 years it has helped 1,340 young people.

A company with a strong sense of social responsibility

Making a commitment to sustainable mobility

With 80% of overland transport in the industrialized world, the road transport sector (people and goods) is a formidable means of development for many countries. This mobility can only be envisaged against a backdrop of sustained respect for the environment.

Michelin supports the World Business Council for Sustainable Development's "Sustainable Mobility Project". The aim of the project is to determine the requirements of our society in terms of mobility, the associated risks and the sustainable channels of development to be encouraged. An initial study, the "Mobility 2001" report, has already been published.

The 3rd Michelin Challenge Bibendum held in the United States in 2001 brought together twice as many standard vehicles, public transport vehicles and prototypes as in previous years. Selected according to very strict environmental criteria, these vehicles produced by major manufacturers worldwide proved that sustainable mobility was possible.

An integrated environment management system

In 2001, the Group strengthened its control over its environment policy and industrial risk prevention with the establishment a new department for this purpose. Based on a system of management which makes every employee a fully-fledged player, the policy is also supported by a nucleus of experts for each activity and managers worldwide.

Integrated into the quality approach, the system has enabled 19 industrial units to obtain ISO 14001 certification in 2001, making a total of 35 certified sites.

Upstream, Michelin is contributing to progress in the methods and techniques for the production of natural rubber on all its Rubber plantations. This scientific research is benefiting the whole profession because it is ensuring the long-term continuation of production, notably through improvement of the varieties and yields, as well as the fight against diseases affecting Rubber trees.

Innovations that help protect the environment

The original structure of PAX System offers lower rolling resistance (around 20% less than a traditional system for running flat), resulting in a reduction of nearly 2% in fuel consumption and CO_2 emissions. PAX System also appreciably lowers noise inside the vehicle.

In 2001, Wabco and Michelin announced the launch of the first system designed to monitor the inflation pressure of commercial vehicles: "Integrated Vehicle Tire Monitoring". It helps to maintain tire pressure within the optimum range for driving performance and reduces fuel consumption.

Recycling used tires

Michelin is participating in the development of channels to recycle worn tires for use as a raw material – road surfaces, synthetic flooring – and as fuel, particularly in the cement industry.

In the United Kingdom, a joint venture set up by Michelin and Blue Circle in 2001 has recycled 35,000 tonnes of used tires. In France, the creation of Aliapur in conjunction with five manufacturers reflects the Group's desire to pursue an active recycling policy for used tires.



With the Michelin Challenge Bibendum, Michelin is contributing to the development of sustainable mobility, in collaboration with vehicle manufacturers.

Michelin, the world's leading manufacturer of "green tires": nearly 500 million tires produced since 1992.

In 2001, Michelin secured the first 4 places in the 6th "World Solar Challenge" (crossing Australia from North to South in solar vehicles).

After being ground-up into fine granules, used tires are recycled, notably in sports grounds and road surfaces.



Analysis of a tire's life-cycle

The results of a study carried out by Michelin with the European manufacturing profession in 2001 showed the use of tires to be the phase with the most impact on the environment.



By generalizing the Energy range on the road and highway segment in Europe, Michelin is placing the environment at the heart of its strategy.

Example of a simplified energy balance sheet for 4 tires fitted on a passenger car in the European market (base - 100):

Production of raw materials	100
Production of the 4 tires	20
Use of the 4 tires	**1,366** **(1,171 for green tires)**
Recycling (energy saving)	-80 (use in cement plant furnaces)

The study proves that the major issue for the environment lies in the search for less tire rolling resistance, an essential factor if fuel consumption is to be reduced.

The reduction in energy use achieved simply by choosing green tires is higher than the amounts of energy required to produce the raw materials and to manufacture the tires combined!

A company with a strong sense of social responsibility

Sustainable growth in the Company's value

Michelin is constantly improving its methods and management in order to create more value, sustainably, and it is involving its employees in the improvement of its performance. Its status as a partnership limited by shares supports this objective by encouraging the deployment of long-term strategies, led by a stable, responsible management team.

Business decisions based on the creation of shareholder value

Since 1993, Michelin has set annual value creation targets(1), expressed in terms of return on capital employed (economic capital plus debt).

The Group uses the Free Cash Flow to Economic Capital method to measure value creation. This method consists of allocating a portion of economic capital and debt to each asset, based on the level of risk associated with the asset. The change in the level of risk over time is taken into account by basing the calculation on the net book value of assets, after depreciation and amortization.

The Group has set as its target a high after-tax return on economic capital of 15%, based on euro interest rates. Using this overall target as a starting point, separate targets are then set for each country, taking into account differences in interest rates and risks. The average required rate of return on economic capital for 2001 was 16%.

The Group uses economic capital allocation techniques as a basis for operating decisions – concerning for example capital expenditure, customer credit limits and the outsourcing of certain activities.

To measure value creation, target risk-adjusted return on capital (RAROC) – corresponding to the calculated cost of debt and economic capital expressed as a percentage of capital employed – is compared with actual RAROC, corresponding to net income before interest expense, also expressed as a percentage of capital employed. In 2001, the Group failed to achieve its target. At 6.8%, actual RAROC was below target RAROC of 10.7%.

Teams associated with the improvement in performance

Managers' salaries are made up of a fixed part and a variable part, according to the objectives set at the start of the year. These objectives are partly linked to the Group's financial performance and partly individual.

To boost motivation and associate all its staff with the creation of value, Michelin will be setting up a stock-option plan in 2002 and will be introducing a worldwide employee stock ownership plan in all the countries where the legislation permits it in the 1st half of the year. Initially, it will concern 92,000 employees in 14 countries. It will then be opened up to all the Group's employees.

(1) A more detailed presentation of the method applied is given on page 64.





In the first half of 2002, Michelin is launching an employee shareholding plan.



Corporate governance with a clear separation between the managerial and control functions

The Articles of Incorporation of CGEM, which is a Partnership Limited by Shares, comply with corporate governance requirements.

- There is a clear-cut separation of power between the Managing Partners who manage the company, and the Supervisory Board which, having the same investigatory powers as the Statutory Auditors, report to the shareholders of the regularity of accounts and the proper management of the Company. The Managing Partners cannot be member of the Supervisory Board nor can they take part in their election.

- The Managing Partners have unlimited liability up to the total value of their personal assets, which reflects the appropriate balance between proprietary commitment, power and liability.

The Supervisory Board can oppose the appointment of a Managing Partner. As a last resort, the shareholders are responsible for taking the final decision at the General Meeting. The Board has the same access to information and the same investigatory powers as the Statutory Auditors. It is obliged to give a reasoned opinion on any operation liable to modify the share capital.

The very composition of the Supervisory Board ensures its competence, independence and availability. The majority of its members are independent in the sense of the Viénot Report. CGEM does not have any holdings in companies in which the members of its Supervisory Board work or hold corporate appointments. Neither the Managing Partners nor the senior management of the Michelin Group are involved in the governing bodies of these companies.

To fulfill its role, the Supervisory Board must be in a position to fully analyze and understand the Company's strategy and results. This information is provided regularly by the Managing Partners by means of in-depth presentations by managers on subjects which are essential for a clear understanding of how the company is run.
The Supervisory Board has set up specific management report for assessing the parameters of Michelin's performance and, in particular, the level of dividends proposed. Since there are only five members of the Board, subjects normally delegated to committees are handled by the Board as a whole. Thus, in 2001, the Supervisory Board started to act as a Remunerations committee and assessed more specifically the planned Employee stock ownership and stock option plans, as well as variable remuneration. An Audit committee will be set up in 2002.

CGEM only issues registered shares and is therefore able to maintain a direct relationship with its shareholders. Each shareholder receives the documentation relating to the Annual General Meeting 5 weeks beforehand to enable him to take full advantage of his voting rights. Moreover, it is not necessary to block shares to participate in the Annual General Meeting as is the case for bearer shares.
Since Michelin was first listed on the Paris Stock Exchange, all its Annual General Meetings have taken place on first call, which reflects the interest of its shareholders regarding the business and management of the Group.

Michelin value creation

in millions of euros

	1997	1998	1999	2000	2001
Economic capital	3,397.8	3,680.3	4,053.2	4,429.9	4,592.0
Weighted average cost of economic capital	16.9%	17.0%	17.0%	16.3%	16.0%
Allocated debt	3,912.5	4,206.1	4,675.5	5,183.1	5,225.7
Weighted average cost of debt	7.6%	7.0%	6.1%	7.2%	6.1%
Capital employed	7,310.3	7,886.4	8,728.7	9,613.0	9,817.7
Target RAROC	**11.9%**	**11.7%**	**11.2%**	**11.4%**	**10.7%**
Net income	626.7	573.7	182.5	438.4	313.9
Interest expense	258.8	255.0	281.5	358.2	350.7
Actual RAROC	**12.1%**	**10.5%**	**5.3%**	**8.3%**	**6.8%**

Michelin has deliberately set high standards in terms of return on economic capital. Had the objective been 12%, the target RAROC would have been 9.7%, 9.3%, 8.8%, 9.4% and 8.9% respectively.



2001
Managing Partners' Report

to the Annual General Meeting on May 17, 2002

Affected by the general economic downturn that started to be felt from the beginning of 2001, most tire markets registered a significant drop. In the spring, Michelin took the necessary **decisions** in this difficult context. The Group's **speed of reaction**, the new results of its strategy of targeted growth and its pricing policy designed to protect margins mean that for 2001, as in 2000, Michelin has emerged as one of the best **performers** in the automobile industry. Progress in the Passenger Car-Light Truck activity, the strong resistance of Truck activity in a very difficult environment, the reduction of inventories and the stabilization of debt are all factors that allow Michelin to face **2002** in good conditions, despite markets that will certainly be as difficult as 2001.

The world tire industry in 2001

A substantial fallback in world growth

World growth fell back sharply in 2001, registering around 1% growth, against 4% in 2000.

• the United States entered recession in March and the events of September 11th amplified this trend.

• Europe registered flagging results from the second quarter on, except for central and eastern European countries, where growth was sustained due to dynamic internal demand.

• The depression hit Japan in the 2nd quarter.

• The emerging Asian nations, with the exception of China and, to a lesser extent, India, suffered from a drop in exports and demand for electronic products.

• Latin America was penalized in the 2nd half by the growing Argentinean crisis, political uncertainty and the energy crisis in Brazil.

• The African countries suffered from the fall in raw materials prices, while the Middle East was affected by falling oil prices.

The automobile industry slows down

• Passenger car production was stable in Europe. In North America, where most sales were made in Q4 de-stocking operations, the fall in production reached nearly 13% for passenger cars and 7% for leisure vehicles and pick-ups. These also faltered significantly in Japan.

• The year was particularly difficult for truck manufacturing. The market collapsed by over 30% in North America (Class 4 to 8) and by 7% in Western Europe, with the trend accelerating in the 2nd half. In Asia, China's good performance compensated for the production cutbacks in South Korea, while Japan remained stable.

Significant slowdown in most tire markets

After strong growth in 2000, the slowdown of the tire markets grew more apparent by the 2nd half, particularly in the 4th quarter.

• In North America, despite the effects of the various recall programs, the markets fell sharply in Passenger Cars-Light Trucks and Trucks for both original equipment and replacements.

After the 7 million tires recalled by Firestone in 2000, at the end of May, Ford recalled 13 million tires of the same brand fitted on its Explorer model. This had a strongly disruptive effect on the replacement market. However, these events have helped raise awareness of the major importance of tires in vehicle safety. American consumers have now become more interested in quality and in strong brands – to the detriment of private labels.

• The European markets were less affected, but their growth rate nevertheless registered a fall. Reflecting the general economic slowdown, 2nd half figures are also down for trucks, for both original equipment and replacements.

• To a greater or lesser degree, this slowdown has also affected the tire markets in Asia, Latin America, Africa and the Middle East.

In this context, manufacturers have started the process of reducing their industrial capacity and reducing their rates of investment in Europe, as well as in North America.
But at the same time – and this is a first – they have also increased their prices with the aim of enhancing the value of their products, particularly in North America. Generally, these increases have been well accepted by customers in the Passenger Car-Light Truck and Truck sectors.

Finally, the forthcoming application (in 2003) of the regulations in the American Tread Act, which sets new standards in monitoring tire pressure, triggered a move towards alliances between manufacturers and specialists in sensors, brakes and electronics. Starting off in 2001, the movement has led to agreements signed between Michelin and TRW and between Goodyear and Siemens.

Real GDP % change	2000	2001 (estimated)	2002 (forecast)
World	+3.8	+1.1	+1.2
North America (1)	+4.1	+1.1	+0.9
Western Europe	+3.3	+1.6	+1.3
Eastern Europe	+6.3	+2.1	+3.2
South-East Asia	+5.8	+1.3	+2.6
Latin America	+3.8	+0.7	+1.7

(1) USA and Canada.
Source: Consensus Forecast – December 2001.

The world tire market

Source: Tire Business – August 28, 2001.


Other 22%
Toyo 1.9%
Yokohama 3.6%
Pirelli 3.7%
Continental 7.1%
Sumitomo 4%
Michelin 19%
Bridgestone 19.8%
Goodyear 18.3%

Changes in the main tire markets in 2001 and 2000

	2001/2000 1st half	2001/2000 2nd half	2001/2000 Year	2000/1999 Year
Europe (1)				
Passenger Car-Light Truck				
• Replacement	+1.9%	-0.3%	+0.8%	+0.3%
• Original equipment	+1.5%	-0.2%	+0.7%	+2.1%
• Winter	N.APP.	-9.2%	-9.2%	0%
Truck				
• Replacement (2)	-2.5%	-1.5%	-2%	0%
• Original equipment	-3.5%	-11%	-7.1%	+12.1%
North America (3)				
Passenger Car-Light Truck				
• Replacement	-2%	-4.7%	-3.4%	+3.5%
• Original equipment	-12.5%	-6.5%	-9.7%	+0.8%
Truck				
• Replacement (2)	-11%	-0.9%	-5.7%	-0.8%
• Original equipment	-43%	-28%	-37%	-17.9%
Asia				
Passenger Car-Light Truck				
• Replacement	N.AV.	N.AV.	+2.5%	+4.4%
• Original equipment	N.AV.	N.AV.	0%	+4.9%
Truck				
• Replacement (2)	N.AV.	N.AV.	+4.6%	

(1) Western Europe + Eastern Europe, excluding the Commonwealth of Independent States (CIS).
(2) Radial + conventional tires (bias).
(3) USA + Canada + Mexico.

Notes: detailed data concerning the world tire market is available on Internet: www.michelin.com.
The 2001 Fact book is also available on request on CD-ROM. Simply contact the Investor Relations Department (address on page 110).

...ger Car
Light Truck

Joint leader worldwide
The leader in the highly technical tire sector

A 20% share of the world market
(original equipment and replacement)




2001
7,982
2000
7,686
1999
6,570

Net sales +3.8%
in millions of euros


2001
8.9%
2000
7.6%
1999
8.4%

Operating margin
in %

In markets that shrank by 1.7%, which affected volumes, sales increased by 3.8%, while the operating margin grew by 1.3 point to 8.9%, due to targeted growth in buoyant, lucrative segments and a pricing policy designed to protect margins.

The responsiveness of the teams, demonstrated by the control of inventories, and the improvement in our competitiveness reinforce the Group's confidence in its ability to reach the targets set for 2005.

The characteristics of the market

The Passenger Car and Light Truck market represented 60% of the world tire market in value and 911 million tires in 2001, including 71% for the replacement segment. It is a consumer goods market characterized by the importance of brands, the diversity in customer expectations and the wide range of distribution channels.
Its slow but durable global growth rate is in line with a trend of long-term growth of around 2 to 3% annually.

In 2001, the market suffered a fall of 1.4%, but high added-value segments continued their upward trend: +16.2% for High Performance tires [1] and +1.3% for 4x4 tires.

Michelin's strategic orientations

The Group places the greatest importance on understanding and anticipating market trends to propose a complete multi-brand offer, which is able to respond to the varying needs of consumers.
It has developed a "system approach" for original equipment in the framework of close strategic partnerships with manufacturers.
In the original equipment sector, as in the replacement sector, it gives priority to high added-value segments, represented by High Performance [1], 4x4 and winter tires.
Present in all distribution channels, Michelin is developing its service offering and reinforcing its direct links with consumers – particularly to the advantage of its "flag" brands [2] (Michelin, BF Goodrich).

Adapting its industrial strategy to its market strategy, Michelin has launched a major program to improve the performance of its supply chain and make the Group even more competitive.

The European and North American markets by segment

	Europe	North America
Mass Market	35.6%	58.6%
Performance (H, VZ)	34.6%	11.5%
4x4 SUV	2.6%	20.2%
Winter	20.3%	2.8%
Light truck	7%	6.9%

2001 in brief

Sales increased by 3.8%, despite a drop in volume of 3.8%. The Group achieved strong growth – much higher than the market growth rate – in the High Performance replacement segment (+17%) and the 4x4 replacement segment (+15%) at world level.
It has increased its market share in Europe, North America and South America in the priority targeted segments and greatly improved its category/brand mix.

Alongside this, Michelin has also achieved further improvements to its competitiveness and made further progress in inventory control.

Operating margin was up by 1.3 point at 8.9%.

In the field of development, the deployment of C3M, which is aimed at the top of the range, has been accelerated.
The Group made an important acquisition in Romania and has also signed a majority partnership agreement with China's first-ranked radial tire manufacturer. It has signed an agreement with Sumitomo Rubber Industries to develop and promote PAX System in Japan. It has set up a strategic partnership with Bosch in the field of dynamic management of vehicle handling.

(1) VZ speed index tires.
(2) The "flag" brands are owned by the tire manufacturers, unlike the "private label" brands, which are generally owned by the distributors.

Passenger Car Light Truck

In the replacement sector, the markets were contrasted, with a rise of 0.8% in Europe, (higher than in 2000), a fall of 3.4% in North America, stability in South America and a lower growth rate than last year in Asia.

An enhanced product mix in Europe

In Europe, the summer tire markets continued the upward trend recorded over previous years. The enhancement of the product mix continued: while the Mass market [1] fell back by 2.7%, the Performance and 4x4 segments increased by over 15%.
The Group's commercial performance (+1%) is in line with general market performance, but Michelin has continued to develop at a faster rate in its "flag" brands (+3.3%), in the Performance segment and, more particularly, in High Performance (VZ). It has also continued to increase its market share. At the same time, the price rises implemented in November 2000 have held up well.
However, the highly profitable winter tire market shrank by 9.2%. Winter's late arrival enabled distributors to use up their inventories but did not encourage them to restock. Despite this, the Group maintained its positions. In "flag" brands, its sales resisted better than the market and grew significantly in Eastern Europe, Northern Europe and Scandinavia.

The Michelin brand achieved rapid progress in the North American market

With a fall of 3.4%, the North American market has returned to 1999 levels. The Performance and High Performance segments grew significantly while the 4x4 (SUV) market stabilized and the Mass Market shrank by more than 6%.
Against this background, the "flag" brands continued to attract growing numbers of consumers: up by 6%, Michelin brand sales have increased their market penetration.
In the 4x4 (SUV) segment, the Group continued to record very substantial gains in market share. However, 2001 was an exceptional and unrepresentative year because of Ford's recall decision. The Group supplied 2.6 million of the 9 million tires replaced by Ford at the end of December 2001.
In addition, the price rises implemented on January 1 and August 1 held well.

In South America, the Group's market share grew by more than 1.6 point in a market that was stable overall. However, in reality, there was a sharp fall in the 2nd half of the year due to the economic and financial situation in this region. The price rises applied in Brazil only partially compensated for the gradual devaluation of the real.

In Asia, the Group continued its policy of refocusing on high added-value segments in Japan, with luxury cars and 4x4 vehicles, which was reflected in a drop in sales volume. In the other countries in the zone, sales were in line with the falling markets, except in China where the Group's performance was very good.

Better highlighting of added value in original equipment

In the original equipment segment, the Group's refocusing policy and the shrinking markets led to a fall in sales volume in Europe and North America.
At the same time, the quality of the category/brand mix continued to improve throughout the year and the Group made every effort to highlight the added value provided by its products, particularly products under the Michelin brand.

Good progress in operating margin

At 8.9%, operating margin rose substantially. This improvement has been constant all year long. It is the result of a favorable original equipment/replacement mix, the price rises applied at the beginning of the year and during the year, strong growth in the High Performance (VZ) and the 4x4 segments, faster sales growth for the "flag" brands and close control over costs. And all despite the slowdown of the factories at the end of the year and the rise in raw materials prices.

Once again, these good results show the pertinence of the refocusing strategy that the Group has been committed to for several years. It helps to improve profitability by achieving a better balance between sales in original equipment and replacement, by developing high added-value segments without abandoning the mass market and by highlighting the added value that the Group's products bring to customers.

(1) The "Mass Market" or "Consumer Market" covers tires for Passenger Cars and Light Trucks with a speed index less than or equal to T.

Changes in Passenger Car-Light Truck sales volume, 2001/2000

In units	Total sales	Replacement	Market Replacement	Original equipment	Market Original equipment
Total	-3.8%	-1.6%	N.APP.	-8.4%	N.APP.
Europe (1)	-3.4%	+1.0%	+0.8%	-9.5%	+0.7%
North America (2)	-2.5%	-1.2%	-3.4%	-6.2%	-9.7%
Other regions	-10.2%	-10.6%	N.APP.	-9.1%	N.APP.

(1) Western and Eastern Europe (excluding the Community of Independent States).
(2) USA, Canada and Mexico.



The highly profitable 4x4 tire market is growing rapidly.



With PAX System, you can drive in complete safety at 80 kph for 200 km after a puncture.

Michelin, the leading world brand in "equity" terms, registers the highest loyalty rating in the replacement market.

The "flag" brands represent nearly 59% of the North American replacement market.

More than 60% of the High Performance market is concentrated in **Europe**.

The Group is ranked **first in the radial market in China**, with its Michelin and Warrior brands.



The track performance of the new Pilot Sport Cup tire has been hailed as exceptional for a tire also certified for road use.

High performance, high potential

While High Performance tires still only account for 10% of the world market in terms of volume, they are set for a bright future and are expected to reach total growth of over 30% between now and 2005.

Several of the Group's brands are positioned on this segment, particularly Michelin, with the Pilot Sport, Primacy and Exalto range, and BF Goodrich, with Profiler G.

In addition to their excellent performance, these products also stand out by their resolutely original design, in response to new expectations from demanding consumers.

The manufacturers certainly made no mistake about it: Audi, BMW, Chrysler, Ford, Ferrari, Jaguar, Mercedes, Nissan, PSA Peugeot Citroën, Porsche, SAAB, Volkswagen, Volvo and Renault have already ratified Michelin Pilot Sport or Michelin Pilot Primacy for the original equipment of their very top of the range models.

The Group's objective is to achieve a 50% world market share in original equipment for the top-range segment and one third of the European Performance replacement market by 2005.



Developed with our partners, pressure monitoring is increasingly being incorporated into vehicle instrument panels.

Truck

World No. 1, leader in highly technical tires

33% of the original equipment market

21% of the radial replacement market



In sharply falling markets, sales were down by 6% in tonnage but 4.3% in value, as the price rises made in the replacement market held up well, with the exception of North America. Vigorous braking measures were applied to production in North America and Europe from the spring. These made it possible to control inventories, but had a detrimental effect on operating margin, down 4.8 points to 8.8%. However, these figures remain the highest in the Truck tire industry.

The responsiveness of our teams and improvements in our competitiveness increased market share for the Michelin brand, commercial performance in the retreading markets and management solutions for large fleets in their tire service are features that should allow us to get back to the average level of contribution of recent years, when the markets pick up, and to reach the objectives set for 2005.


2001
3,915
2000
4,093
1999
3,603

Net sales - 4.3%
in millions of euros


2001
8.8%
2000
13.6%
1999
15.7%

Operating margin
in %

Principal markets
in millions of radial tires (2001)

	Europe	North America	South America	Asia	Africa Middle East
Original equipment	4.2	4.1	0.8	1.4	0.2
Replacement	11.3	15.0	3.7	10.7	5.4
Retreading (1)	8	17.8			

(1) Treads.

The characteristics of the market

The Truck market represented 26% of the world tire market in value and 93 million tires in 2001, including 84% in the replacement segment. Only 62% are radials, compared with almost 100% in passenger car tires.
This is a highly technical capital goods market and the customers are professionals for whom the price per kilometer is a key factor. In Europe and North America the retread market is as big as the new replacement tire market.
It's slow but regular growth rate is in line with a long-term trend of around 2 to 3% per year, with significant development opportunities for radial tires in Eastern Europe, South America and Asia.
The market shrank by 4.3% in 2001.

Michelin's strategic orientations

The Group places the greatest importance on continuing to reinforce the position of the Michelin brand and developing combined products / services solutions that allow its customers to concentrate on transport, the heart of their profession, thus boosting their competitiveness and improving the availability and mobility of their vehicles.
With the Michelin brand, the Group's objective is to remain the uncontested technological leader in new tires for original equipment or replacement, as well as in retreading.

Michelin also proposes a complete portfolio of brands, making it possible to respond to the different expectations of its customers and to develop close partnerships with manufacturers and distributors.

The Group has undertaken a major program to improve the performance of its supply chain and to increase the critical mass and competitiveness of its factories.

2001 in brief

In markets down 4.3% in volume, sales declined by 4.3%. The year's outstanding events were a historic fall in the North American markets and a significant slowdown in the European original equipment markets in the 2nd half. In replacement sales involving a switch to the Michelin brand in Eastern Europe, in Asia and in retreading, the Group recorded a growth rate higher than the market averages. A tire recall program was carried out in Japan.
In this difficult context, the substantial reduction in production made it possible to control and reduce inventory. Operating margin contracted by 4.8 points to 8.8%.
In the development field, the A2 Energy range has confirmed its breakthrough in Europe and the X One tire is beginning to achieve its first successes. The customized "Michelin Fleet Solutions" offer and the 24/7 breakdown service, Michelin Euro Assist, both got off to a good start in Europe. The launch of IVTM, a pressure monitoring system developed with Wabco, is also promising.

Good resistance in the replacement market in Europe

In Europe [1], the fallback was 2% for the year. After a drop in the 1st half, the following six months were positive, supported by the preparation for the changeover to the euro and the corresponding sudden boom in consumption. The 4th quarter showed a clear break.
Western Europe was down by 0.9% with a contrasting picture: slowdowns in the French and German markets and progress in the other markets. The fall in Eastern Europe was 7.2%.
The retreading market remained stable.
In this unfavorable context, sales increased by 0.6% in volume, due to the progress made by retreading and by the Michelin brand in Eastern Europe and because the price rises implemented in January held up well.
In the West, the success of the multi-brand offer (Michelin, Taurus, Riken and Kormoran) enabled the Group to maintain its positions.
The "Michelin Fleet Services" program and the new Michelin Euro Assist service were launched in March 2001 and are progressing well. The number of calls handled in 2001 was up by more than 50% on the previous year.
In the original equipment market, the Group's sales fell back by less than the market rate and Michelin improved the positions achieved in 2000.

(1) West + East, radial + bias.

A historic fall in the North American markets

In North America, the sharp fall in the replacement market reached nearly 6%, with a drop of 11% in the 1st half, which was linked to the economic downturn and significant destocking by distributors. The positive impact of the drop in sales of new tires for trucks in the replacement market made it possible to limit the fall to 0.9% in the 2nd half.
The retreading market shrank by 5%.
In Mexico, the continuing "radialization" policy led to growth of around 3% in the radial market.
The failure of the Group's price rises in December 2000 was reflected in the 1st half by a fall in sales twice the market average, but the Group gradually won back market share to reach the 2000 level by the end of the year.
In Mexico, Michelin continued to progress in the radial market.
In the retread sector, despite a falling market, the Group continued to win market share in the United States and Canada, while the activity was just beginning in Mexico.
In the original equipment sector, the Group was faced with a market that was almost halved compared with the end of 1999: in fact, the market is back to its 1984 level. In this very difficult environment, the Group has increased its market share.
In South America, sales grew by 3.5% in markets that shrank by 3%, with significant progress for the Michelin brand, particularly in the Andean Pact countries. Retreading activity grew by more than 60% in the continent as a whole.
In the original equipment sector, the Group reinforced its positions in Brazil, despite a slightly falling market.
In Asia, the Group's commercial performance was excellent in China, which accounted for 40% of the zone's market. Michelin brand sales rose by 71% in a radial market that saw strong growth.
Very significant progress was also achieved in Thailand and South Korea and, to a lesser extent, in Oceania.
In Japan, 35,000 tires were recalled in April. This was the first time a manufacturer had carried out this kind of operation in a public and transparent manner, and customers and the authorities appreciated the approach.

At 8.8%, operating margin fell by 4.8 points

The successes recorded by the Truck tire activity in Europe, South America and Asia were not enough to compensate for the sharp fall in the North American markets and the decline in market share in the replacement market recorded in the 1st half of the year in this region.
Combined with the radical but necessary reduction of inventories and the slowdown of the factories from March, this explains the fall in operating income, which reached an all-time low.
In the 2nd half, profits were maintained at the level achieved in the 1st half, despite a sharp fall in the European original equipment and replacement markets in the 4th quarter and the heavy depreciation of the Brazilian real.
However, the reduction in inventories and capital spending should allow us to face the markets, which will be just as difficult in 2002, in better conditions.

Changes in sales volume Trucks 2001/2000

In units	Total sales	Replacement (3)	Market Replacement (3)	Original equipment	Market Original equipment
Total	-8.1%	-4.4%	N.APP.	-15.5%	N.APP.
Europe (1)	-3.4%	-0.8%	-2.0%	-6.7%	-7.1% (4)
North America (2)	-20.3%	-11.7%	-5.7%	-34.4%	-37.0%
Other regions	-0.2%	-1.8%	N.APP.	+ 14.2%	N.APP.

(1) Western and Eastern Europe (excluding the Community of Independent States).
(2) USA, Canada and Mexico.
(3) New tires only.
(4) Tires for tractors and trailers.


The new "low aspect ratio" tire which allows the cargo volume to be increased by 4 cubic meters.


The X One heralds a revolution in the chassis of urban transport vehicles by extending the width of the space inside by 27 cm.


With his computerized tablet, the Michelin sales engineer updates his customers' tire data.

The brand and cost per kilometer, the leading criteria for choice in the European replacement market.

Michelin is the preferred brand of 60% of long-haul transporters in Europe.

Thanks to retreading and the extended life span that it provides to tires, the cost per kilometer of a Michelin tire is, on average, more than 10% lower than that of its competitors, even though the selling price is higher.

Truck fleets: fully inclusive and competitive solutions

All transporters would like to reduce their tire expenditure, which represents an average of around 3% of operating costs, compared with 20% for fuel. They would also like to be able to concentrate on the core of their profession: the truck is a tool whose costs must be as low as possible while mobility and availability are increased.

Rather than cutting the sticker price of tires, Michelin is committed to progressively bringing down their overall cost.

For its customers, who represent 15% of the European and North American fleet, the Group offers to take over total responsibility for managing their fleet tire service: supply, fitting, regrooving, retreading. This service comes with round-the-clock assistance service wherever the trucks may be, thanks to partnership agreements with distributors. The results are measured by cost and service quality indicators.

In Europe, this customized offer is based on the "Michelin Fleet Solutions" program and the Michelin Euro Assist service.

Other businesses

No. 1 in Europe in Agricultural tires
World No. 1 in Aircraft radial tires
World No. 2 in Earthmover tires
No. 2 in Europe in 2-wheel tires
No. 1 in tire distribution in Europe
No. 1 in Europe in tourist publishing



2001 was a year of contrasts. Earthmover and Agricultural tires, wheels and tourist publishing were all affected by the economic downturn. Aircraft tires and 2-wheel tires continued to progress. Distribution activities performed well commercially, thanks to the development of service sales with Euromaster and retreading with TCI in the United States.

Total sales generated by other businesses grew by 2% to €4.9 billion. Operating margin fell to a negative 0.3%. Euromaster and most other tire businesses grew, but, as forecast, the cost of setting up ViaMichelin and the consolidation of external growth operations in Romania and China affected operating results.


2001
4,901
2000
4,807
1999
4,463

Net sales +2%
in millions of euros


2001
- 0.3%
2000
0.4%
1999
2.0%

Operating margin
in %

The characteristics of the markets

The other tire categories represent 13.5% of the world market in value. While tires for 2-wheels are considered consumer goods, Agricultural, Earthmover and Aircraft tires are highly technical capital goods.
There are major opportunities for growth in radial tires for Aircraft, small and medium-sized earthmovers and agricultural machines.
And while the Wheels and Tire/Wheel Assemblies market continues to grow at a sustained rate in the medium term, it remains dependent on the activity of the manufacturers.
Tourist publications operate in a market which is basically buoyant, but highly competitive. The new electronic services in travel assistance present a strong potential.

Michelin's strategic orientations

The Group is following a strategy of targeted growth in the field of tires. This focuses on the most technical segments of each market, where the Michelin brand is the uncontested leader.
It has developed strong partnerships with manufacturers and, in particular, is working hard to improve the safety of air transport through the "radialization" of aircraft tires.
In the field of Wheels and Tire/Wheel Assemblies, it has chosen the route of partnerships to make up for its absence of critical mass.
In Distribution, the Group places the emphasis on the development of services with high added value, particularly for truck and light vehicle fleets .
Tourist publications are an important vector for the Michelin brand image and contribute to keeping Michelin present in the daily life of consumers. Electronic travel assistance services to facilitate mobility are part of this approach, while intrinsically presenting attractive perspectives for the general public and professionals. Michelin's ambition is to become the European leader.

The size of the principal tire markets based on the worldwide market in value terms

	%
Earthmover	**5.6%**
2-wheel	**4.6%**
Agricultural	**2.8%**
Aircraft	**0.5%**
Passenger Car-Light Truck / Truck	**86.5%**

2001 in short

Sales increased by 2%, despite the slowdown in most of the markets.
Our tires increased their market share in all segments: Earthmover, Agricultural, 2-Wheel and Aircraft. Michelin has won an exclusive 15-year aircraft tire supply contract with the US NAVY and the Group has become the top-ranked company in Earthmover tires in South America.
Our Distribution businesses successfully developed their service activities in Europe and retreading in the United States.

The year was outstanding for two technical performances: the launch of the Air X NZG Aircraft tire for Concorde and the launch of the world's biggest tire, the XDR, for Earthmovers. The Group also obtained its first ratification of Aircraft and 2-wheel tires produced by C3M.

In the field of development, a new factory for Agricultural tires was opened in Lexington in the United States.
The Group closed its scooter tire factory in Turin and signed an agreement to set up a joint venture with Tigar in Yugoslavia. The Wheel businesses were transferred to subsidiaries and Michelin successfully launched its new digital travel assistance services: ViaMichelin.

Other tires

70% of the world market
in tires for very large Earthmovers

35% of the European market
in Agricultural tires

Strong growth in the Earthmover sector

In rapidly shrinking markets, particularly because of the continuing fall in the prices of raw materials (copper, coal, oil), the Group again recorded strong growth in sales. These were helped by the continuation of "radialization", particularly in the small civil engineering and public works segments and the handling equipment segment.
The situation was contrasted between continents: North America fell back substantially in both replacements and original equipment, while the European markets remained stable.

In this context, the Group continued to win market share from its competitors. Despite the negative effects of certain currency parities (yen, Australian and Canadian dollar, South African rand, Turkish lira), the price rises applied to original equipment and replacement tires led to a rise in sales which was higher than the rise in volumes.

Stability of sales of Agricultural tires in a difficult context

Sales of tires for agricultural machines suffered from the economic situation, the various agricultural crises (BSE and bad weather in Europe, the fall in prices in North America) and the accelerating concentration of farms in Eastern Europe. This uncertain environment prompted many farmers to postpone purchasing. Consequently, the original equipment and replacement markets shrank by 5% or more in these two zones.

With sales stable, the Group recorded new gains in market share in original equipment and replacement in Western Europe, as well as in North America.

Good growth in 2-wheel tires

In a buoyant market, sales continued to develop satisfactorily. Progress in the replacement markets was particularly encouraging: market share grew in Europe, North America and Japan.



Michelin equips the largest earthmovers in the world.



The MACHXBIB tire won the technical Innovation Prize at the EIMA International Agricultural Machinery Exhibition.



Michelin commercializes limited series of cycle tires in the colors of the major events: Tour de France, World Championship, etc.

25% of the European market
in Motorcycle and Scooter tires

65% of the world market
in radial Aircraft tires

Although sales of bicycle tires fell, the progress registered by top-range products led to a significant increase in their profitability.
This activity reorganized its industrial facilities, closing the Turin workshop and signing an agreement with Tigar in Yugoslavia. Alongside this, the C3M has started to be used for top-range radial tires for motorcycles and the first ratifications by manufacturers have already been obtained.

Sustained growth in radial tires for aircraft

The slump of over 20% in air traffic after the events of September 11 only made itself felt at the end of the year. The aircraft tire market was not affected in 2001 and was slightly up on the previous year.

Growth was much more significant in the radial tire market, which now represents 15% of the total market.

Michelin, the first company to adapt radial tire technology to Aircraft tires, has pursued its action with determination to promote the "radialization" of the market. The Group firmly believes that improved air transport safety depends on this technology, as well as the experience and quality control that Michelin possesses. The speed with which Michelin successfully developed the Air X NZG tire, which enabled Concorde to fly again, is an illustration of this.

The Group's sales were up 20% in radials, with genuine gains in market share.

By developing tires for the Segway, Michelin is helping to revolutionize individual urban mobility

Michelin is the exclusive supplier of tire/wheel assemblies for the Segway.

The Segway is a personal means of transport which can achieve a speed of nearly 20 km/h. Running on two tire/wheel assemblies developed by Michelin which act as the suspension, it is powered by an electric motor. Equipped with innovative gyroscopic systems, it is self-balancing and can be steered simply by leaning. Tens of thousands have already been ordered by the US Postal Service for its mail delivery people and by a wide range other companies.



To equip the Segway – a revolutionary vehicle for individual urban transport – Michelin has planned for 200,000 tires in 2002.



The Michelin Group is proud of its major contribution to Concorde's return to the skies



Euromaster can provide routine maintenance of your car at your home or in the car park of your office.

The compactness of the EVAX axle gives manufacturers more useful space to play with.



Wheels and Tire/Wheel Assemblies

No. 1 in Europe

In the wheel sector, the fall in original equipment in the Truck market and the sluggish growth in the Passenger Car-Light Truck market led to a slowdown in the European market. Sales were down in this activity, which suffers from a lack of critical mass. The necessary control of inventories in this difficult context and the process of adapting to the market requirements led the Group to apply measures involving downsizing and short-time working. In addition, Michelin has transferred this activity to a subsidiary.

The Tire/Wheel Assemblies activity also suffered from this difficult environment.

Tire Distribution

No. 1 in Europe

Euromaster
growth in fleet services

Euromaster is the European leader in Truck tire services and a major player in Passenger Car tire services and basic maintenance of light vehicles. With over 10,000 employees and 1,300 service centers in 9 countries – Germany, Finland, France, Lithuania, the Netherlands, Spain, Sweden, Switzerland and the United Kingdom – Euromaster's annual sales amount to around €1.5 billion.

In 2001, the entity continued its reorganization into two units – light vehicles and heavy vehicles – and significantly increased its profitability.

Its sales grew by 2% thanks to the development of service activities, particularly involving truck fleets. Its activities in services for passenger car fleets also developed well, particularly in the United Kingdom, where Euromaster is the market leader. This allowed it to limit the consequences of the slowdown in European replacement markets.

Tire Centers LLC (TCI):
development in retreading

Turnover rose significantly for TCI, despite the slowdown in the Truck replacement market in North America. This sound development is largely due to the growth in retreading.

During the year, the Company moved its headquarters from Akron, Ohio to Greenville in South Carolina.


NEOS
ATHENES
ILES GRECQUES

In 2001, Neos was voted "Best Travel Guide Collection" by specialized journalists.

ViaMichelin's "Business Services" option can be adapted or customized to suit professionals' requirements.


ViaMichelin
SOFINCO

Publishing and travel assistance services

No. 1 in Europe in tourist publishing

Michelin Editions des Voyages
The impact of the downturn in travel

Tourist publications, maps and guides suffered from the slowdown of the world economy. The events of September 11 only aggravated a trend that had started to emerge at the beginning of the year: fewer people traveling in North America, a drop in the number of American tourists visiting Europe and a downturn in travel to areas considered to be dangerous.

Several new features were launched during the year. The NEOS collection was enlarged. The Green Guide publications concerning destinations outside France were modernized. Lastly, new road atlases were developed in all countries in Europe.

However, after the exceptional year of 2000, outstanding because of the Red Guide's centenary and the renovation of the Green Guide collection, 2001 sales figures in volume and value did not grow. Michelin's determination to enhance the value of its products and its favorable product mix, with more atlases and fewer maps, was reflected by improved unit sales prices.

ViaMichelin
a promising launch

Launched in 2001, ViaMichelin designs, develops and sells digital products and services in the travel assistance sector, for general public and professional road users in Europe.

ViaMichelin proposes a complete offer – cartography, itineraries, hotels, restaurants, traffic information, tourism, etc. – available in multi-media formats: Minitel, Internet, mobile telephone, PC CD-ROM, on-board navigation, software for digital personal assistants.

Launched in June, www.viamichelin.fr, the general public site, receives 2 to 3 million visitors every month. It is one of the twenty most-visited sites in France; users regularly rate it in the top five sites for quality.

In September, the offer was enlarged to several services – off the peg or customized – for companies: geolocation of sales outlets, services in mobile telephony and services for transport fleets. Already available in France, the United Kingdom and Spain, the "Business Services" offer will be launched in Germany and Italy in 2002.

The services proposed by ViaMichelin are essentially local tools. This means they were affected to a relatively small degree by the slowdown in the economy.

Sales developed as planned. Global investment is estimated at €100 million for the period 2001/2003, including 1/3 in 2001, and ViaMichelin should turn a profit by 2004.

Financial review

At 6.6%, operating margin for 2001 is in line with the Group's revised target of between 6.2% and 6.8% of sales, set in response to the economic downturn observed in the 1st half.

Sales rose 2.5% in a difficult environment

This performance was achieved in spite of the decline in overall market volumes, estimated at 1.4% in the Passenger Car and Light Truck tire segment and 4.3% in the Truck tire segment. The various factors affecting the Group's sales performance can be summed up as follows:

- Lower volumes eroded sales by 2.6%.
- Exchange rates had a net negative impact of 0.4%. The effect of the fall in value of the Japanese, Brazilian, Argentine and Turkish currencies was partly offset by the strengthening of the dollar, which gained 3% against the euro.
- Changes in price mix fueled 5.4% growth in sales, reflecting increased replacement sales, especially of high value-added tires and flag brands. In addition, the Group succeeded in raising prices throughout the year, in the North and South American Passenger Car and Light Truck tire markets and the European and South American Truck tire markets in original equipment as well as in replacement markets. Similar gains were achieved from quarter to quarter over the entire year.
- Changes in Group structure had a net positive impact of 0.3%. The Shanghai Michelin Warrior (SMW) joint-stock company in China was consolidated as from April and Michelin Roumanie (formerly TOFAN) – acquired at the end of July – was consolidated over the last five months of the year, while manufacturing operations in the Philippines were discontinued in early February.

Operating income down 10.5%

Operating margin contracted by one percentage point to 6.6%. Several factors explain this decline:

- Market share losses in the Truck replacement tire market in North America during the first quarter – which were recovered at the end of the year – and low OEM sales dampened operating income for the year.
- Although raw materials costs declined by 2% year-on-year after climbing 8% in 2000, the fall was concentrated in the second half on the back of a 5% rise in the 1st half. The benefits of the fall in rubber prices and the 3rd-quarter reduction in oil prices will not be fully reflected in cost of sales until 2002.

Growth in 2001 net sales compared with 2000

in millions of euros and %

	2001	%	Q1	%	Q2	%	Q3	%	Q4	%
Total	**+379.0**	**+2.5%**	**+99.7**	**+2.8%**	**+233.7**	**+6.2%**	**+76.0**	**+1.9%**	**-30.4**	**-0.7%**
Exchange rates	-61.5	-0.4%	+52.3	+1.5%	+60.7	+1.6%	-47.1	-1.2%	-127.4	-3.1%
Volumes	-403.0	-2.6%	-150.5	-4.1%	-7.2	-0.2%	-114.0	-2.9%	-131.5	-3.3%
Price mix	+802.5	+5.4%	+202.7	+5.8%	+186.6	+4.9%	+240.8	+6.4%	+172.2	+4.5%
Group structure	+41.3	+0.3%	-4.8	-0.1%	-6.5	-0.3%	-3.7	-0.1%	+56.2	+1.4%

• In the spring, Michelin radically scaled down production at its plants in North America and Europe to avoid a build-up of inventories and production levels were closely monitored in subsequent months. Although these measures were successful in reducing finished product inventories, the resulting idle capacity costs severely eroded margins.

• The fall in value of certain currencies also had a negative impact on operating income. The weakness of South American currencies had the effect of reducing the earnings contributions of Group operations on this continent, where Michelin is a major player, especially in the truck tire segment.

• Lastly, as expected, operating income for 2001 was charged with the start-up costs of ViaMichelin (€100 million over three years, including one-third in 2001) and of Shanghai Michelin Warrior in China, as well as the effect of acquiring previously loss-making businesses in Romania. In total, these charges trimmed around €50 million from operating income.

Michelin succeeded in cutting operating expenses and the number of employees was also reduced. In addition, the Group achieved strong growth in sales of tires for high-end Passenger Cars and 4x4, as well as in Truck tire services, without making pricing concessions. The resulting positive impact on operating income was not sufficient, however, to fully compensate for the effects of the negative factors described above.

Measures to boost Michelin's competitiveness

Since the fall of 1999, Michelin has been implementing a series of measures designed to deliver a 20% improvement in productivity in Europe by the end of 2002. The plan targets a 10% increase in European sales in 3 years and a 10% reduction in costs through the elimination of 7,500 jobs.

As of year-end 2001, sales growth of 3.2% had been achieved and the elimination of 6,430 jobs had been announced. In connection with the plan, several plant closures were announced during the year, including the Stoke and Burnley plants in the United Kingdom, the St Ingbert plant in Germany and the Turin Stora plant in Italy. In France, an early-retirement plan covering the period through 2006 was signed in 2001.

These measures, which are covered by provisions recorded in the 1999 accounts, have enabled Michelin to cope successfully with the effects of rising raw materials costs in 2000 and a combination of higher raw materials costs and weaker market demand in 2001.

In response to the escalation of certain specific costs in North America and the extremely difficult market conditions on that side of the Atlantic, the decision has been made to launch a two-year plan covering 2002 and 2003 to achieve USD 200 million worth of annual savings in structural costs. The plan will cover all aspects of the Group's operations in North America and is expected to lead to the elimination of around 2,000 jobs. The aim will be to strip out unnecessary costs without compromising Michelin's ability to capitalize on future development opportunities. The charges recorded in the 2001 accounts for these measures in North America was €123 million.

Lastly, a charge of €217 million has been recorded in the 2001 accounts for various other measures.

The expected cost savings, over and above those to be derived from the European Productivity Plan, are estimated at €150 million in 2002 and €300 million as from 2003.

Operating income by business segment

- Operating income generated by the Passenger Car-Light Truck tire business totaled €711 million, an increase of 21.7% on 2000. Operating margin climbed to 8.9%, reflecting the pay-off from the targeted growth strategy followed in recent years, the initial benefits of the European cost reduction plan and the positive impact of the Group's pricing policy, which puts margins before volumes.

- Operating income generated by the Truck tire business contracted sharply to €343 million. Lower sales in North America throughout the year and in Europe during the fourth quarter, coupled with large-scale production cutbacks and the weakness of South American currencies, fueled a 4.8 point drop in operating margin to 8.8%.

- The "Other Businesses" segment ended the year with an operating loss of €14 million

The improved performances of several of the other tire businesses and Euromaster only partly compensated for the start-up costs of ViaMichelin, the weak profitability of the Wheel business and the costs incurred, as planned, in connection with the Group's external growth operations in China and Romania. In 2002, the new operations in China and Romania will be included in the Passenger Car tire and Truck tire business segments.

Review of expenses by function

At 71.8%, cost of sales declined as a percentage of sales, leaving to a 1 point improvement in gross margin. Selling, general and administrative expenses rose at a faster rate than sales, reflecting the continued high level of selling and development expenditure, as well as the impact of changes in Group structure.

Income statement analyzed by function

in millions of euros

	2001	%	2000	%
Net sales	**15,775**	**100**	**15,396**	**100**
Cost of sales	11,325	71.8	11,207	72.7
Gross margin	**4,450**	**28.2**	**4,189**	**27.3**
Selling, general and administrative expenses	3,409	21.6	3,027	19.7
Total operating expenses	14,734	93.4	14,234	92.4
Operating income	**1,040**	**6.6**	**1,162**	**7.6**
Interest income and expense	(321)		(314)	
Income from ordinary activities	**719**		**848**	
Non-recurring income and expenses	(29)		(76)	
Income taxes	(330)		(291)	
Net income of fully-consolidated companies	**361**		**481**	
Income (losses) from companies accounted for by the equity method	(13)		(1)	
Amortization of goodwill	(34)		(42)	
Net income before minority interests	**314**		**438**	
Net income	**296**		**399**	

Note: Cost of sales includes logistics and research costs.

Operating income by business segment

in millions of euros

	Sales			Operating income		Operating margin	
	2001	% of total	Change	2001	% of total	2001	2000
Passenger Cars-Light Trucks	7,982.2	50.6%	+3.8%	711.1	68.4%	8.9%	7.6%
Trucks	3,915.3	24.8%	-4.3%	343.0	33.0%	8.8%	13.6%
Other businesses	4,901.2	31.1%	+2.0%	(13.9)	(1.4%)	(0.3%)	0.4%
Inter-segment eliminations	(1,024)	(6.5%)		-			
Total	**15,774.6**	**100%**	**+2.5%**	**1,040.2**	**100%**	**6.6%**	**7.6%**

Research and development

In 2001, Michelin spent €702 million on research and development, representing 4.4% of sales. The increase, which was greater than the growth in sales, reflects the Group's commitment to continuing to invest in the future, even in a more difficult economic environnement.

In 2001, the R&D effort led to the launch of several new products, including the X One tire, the Air X NZG tire, the Drice tire specially designed to prevent skidding on icy roads, launched in Japan, the MACHXBIB tire, XDR the world's largest earthmover tire, the Entire Solution developed in cooperation with TRW, the IVTM developed with Wabco and the Optimized Contact Patch.

in millions of euros

	2001	2000	1999
Research and developement cost	702	645	589
% of sales	4.4%	4.2%	4.3%
Increase	+8.9%	+9.5%	N.AV.
Increase in sales	+2.5%	+11.9%	+10.2%

Decline in net income to €314 million

- Net interest expense rose compared with 2000, due to exchange losses resulting from the fall in value of certain currencies, including the over 30% devaluation of the Argentine peso.

- Income was also charged with net non-recurring expense of €29 million. Profits on asset disposals in the amount of €363 million, corresponding mainly to the gain on sale of a 2.8% interest in Peugeot SA, were canceled out by restructuring and other charges totaling €312 million.

- The decline in net income stemmed primarily from the increase in income taxes. Income taxes for 2001 represented 51.2% of pre-tax income versus 39.9% in 2000. The Group's extremely high-effective tax rate reflects the impact of Michelin's policy of strictly complying with accounting principles regarding the recognition of deferred tax assets.

Lower capital expenditure, in line with objectives

Additions to property, plant and equipment and intangible assets, excluding the fixed assets of newly-acquired businesses, totaled €1,150 million, representing 6.9% of sales versus 7.1% in 2000. The 0.2 point reduction was in line with the target set in April 2001, when the first signs of an economic slowdown appeared.

Maintenance expenditures, including the cost of molds, represented around 40% of the total. The balance was mainly spent on converting Passenger Car tire capacity to the production of 17" and larger tires, and on productivity enhancement programs, mainly in the Truck tire business.

Other Businesses

The "Other Businesses" segment comprises all other manufacturing and sales operations which, taken alone, represent less than 10% of consolidated sales. They include:

- Earthmover, Agricultural, Motorcycle, Bicycle and Aircraft tires

- Euromaster distribution operations in Europe and TCI distribution operations in the United States

- Road-holding activities, including wheels

- Tourism services, including maps and guides and the ViaMichelin service.

The contribution of these businesses to Group earnings varies significantly, according to the level of capital employed. For example, the distribution businesses generate lower operating margins than the manufacturing businesses, but they also tie up less capital.

Tight control over working capital and a stable debt position

• The drive to reduce inventories launched in March paid off well. At December 31, 2001, inventories amounted to €3,302 million, down 7.4% on the year-earlier figure, representing 20.9% of sales versus 23.2% in 2000.

Trade receivables also declined, providing another illustration of the Group's successful efforts to control working capital.

Decreases in these two items fueled a €102 million reduction in working capital compared with December 31, 2000, excluding the effect of changes in Group structure and exchange rates.

• The reduction in working capital – reflecting decreases in inventories and trade receivables – and the proceeds from the sale of Peugeot SA shares fueled a significant increase in free cash flow to €309 million.

• Total long and short-term debt was cut by 3.4% or €169 million, excluding the effect of changes in Group structure and exchange rates. The proceeds from the June 2001 sale of the Group's 2.8% interest in Peugeot SA were used to pay down debt.

In response to the uncertain economic conditions, in October the Group extended the life of its debt by drawing down $905 million from the bank tranche of the subordinated line of credit set up in 2000 and using the funds to repay short-term borrowings. The contingent tranche of $170 million has not been utilized.

The breakdown of borrowings between fixed and floating rate debt and by currency was largely unchanged at December 31, 2001 compared with the previous year-end.

Structure of long and short-term debt

	Total	Due within 1 year	Due in 1 to 5 years	Due in more than 5 years
At June 30, 2001	100%	60.7%	33.6%	5.7%
At December 31, 2001	100%	47.8%	28.6%	23.6%

Long and short-term debt at December 31

in millions of euros

	2001	2000	1999
Net debt	4,881	4,926	4,329
Shareholders' equity	4,326	4,155	3,838
Net debt-to-equity ratio	1.13	1.19	1.13

Compagnie Générale des Etablissements Michelin

The parent company of the Group, Compagnie Générale des Etablissements Michelin, ended the year with net income of €452,871,105.91, an increase of €189.2 million compared with €263,620,238.61 in 2000.

Operating income contracted by €24.2 million despite royalty revenues up €28.7 million. Operating expenses also increased, however, to €274.8 million from €221.9 million in 2000, mainly as a result of a €40 million rise in research and motor sport expenditures.

Net interest and other investment income expanded by €200 million to €363.4 million, including €199.2 million in interim dividends receivable from its subsidiary Pardevi.

Income from ordinary activities totaled €452.9 million versus €277.2 million in 2000.

Net non-recurring income amounted to €0.3 million, significantly below the 2000 figure which included the reversal of an allowance for impairment in value of Manufacture Française des Pneumatiques Michelin shares.

Income tax for 2001 amounted to €415.485.
The decrease compared with 2000 stemmed in part from the decline in operating income. In addition, the netting off of the income and losses of companies in the Michelin tax group gave rise to a tax benefit in 2001 which was recorded in the accounts of the Company. The increase in net interest and other investment income had no impact on the tax charge because the Pardevi interim dividend and other dividend income are exempt from tax.

The Company's shareholders' equity increased by €133.6 million in 2001, before taking into account net income for the year, corresponding to undistributed income for 2000 credited to retained earnings by decision of the May 18, 2001 Annual Shareholders' Meeting.

Ten-year key figures and ratios

In millions of euros	2001	2000	1999 *pro forma*
Sales	15,775	15,396	13,763
% change	2.5%	11.9%	10.2%
Average number of employees	127,467	128,122	130,434
Payroll costs	5,242	5,137	4,756
% of sales	33.2%	33.4%	34.6%
EBITDA (1)	2,091	2,170	2,127
Operating income	1,040	1,162	1,207
Operating margin (2)	6.6%	7.6%	8.8%
Net interest expense	(321)	(314)	(238)
Non-recurring items, net	(29)	(76)	(353)
Including restructuring costs (excluding provisions)	*(340)*	*(67)*	*(388)*
Income before tax	644	729	538
Income taxes	(330)	(290)	(213)
Effective tax rate	51.2%	39.9%	39.7%
Net income including minority interests	314	438	325
Net margin	2.0%	2.8%	2.4%
Dividends (21)	105	93	87
Net cash provided by operating activities (3)	1,263	1,017	1,014
Cash flow (4)	1,323	1,416	1,547
% of sales	8.4%	9.2%	11.2%
Capital expenditure (20)	1,150	1,201	1,252
% of sales	7.3%	7.8%	9.1%
Capital expenditure, net of disposals	1,089	1,091	1,003
Acquisitions of investments, net of disposals	(184)	166	255
Research and development costs	702	645	589
% of sales	4.4%	4.2%	4.3%
Net debt (5)	N.APP.	N.APP.	N.APP.
Average borrowing costs (6)	6.07%	6.54%	9.4%
Shareholders' equity including minority interests (7)	4,326	4,155	3,838
Debt-to-equity ratio	N.APP.	N.APP.	N.APP.
Net debt + securitizations (8)	4,881	4,926	4,329
Debt-to-equity ratio including securitizations	113%	119%	113%
EBITDA / Net debt	41%	43%	47,2%
Net cash provided by operating activities/Net debt	30.6%	20.7%	23.4%
Interest expense (9)	311	324	419
Interest cover (Operating income/interest expense)	3.3	3.6	2.9
Free Cash flow (10)	309	(241)	(300)
ROE (11)	7.4%	10.4%	8%
Target RAROC (12)	10.7%	11.4%	11.2%
Actual RAROC (12)	6.8%	8.3%	5.3%

Per share data

	2001	2000	1999 *pro forma*
Net assets per share (13)	29.7	28.5	26.2
Basic earnings per share (14)	2.20	2.96	2.10
Diluted earnings per share (15)	2.20	2.96	2.10
P/E (16)	17	13	19
Net dividend per share	0.85**	0,80	0.71
Pay-out rate (17)	38.6%**	27.0%	34.2%
Net dividend yield (18)	2.3%**	2.3%	1.7%
Capital turnover rate (19)	108.3%	96.6%	104.7%

1999*	1998*	1997*	1996*	1995*	1994*	1993*	1992*
13,763	12,486	12,149	10,861	10,078	10,248	9,650	10,191
10.2%	2.8%	11.9%	7.8%	(1.7%)	6.2%	(5.3%)	(1.2%)
130,434	127,241	123,254	119,780	114,397	117,776	124,575	130,686
4,684	4,359	4,110	3,786	3,698	3,870	4,004	4,172
34.0%	34.9%	33.8%	34.9%	36.7%	37.8%	41.5%	40.9%
2,138	1,875	1,869	1,742	1,474	1,365	1,019	1,335
1,233	1,073	1,094	1,060	869	725	306	649
9.0%	8.6%	9.0%	9.8%	8.6%	7.1%	3.2%	6.4%
(245)	(220)	(229)	(214)	(261)	(276)	(419)	(411)
(353)	46	20	(129)	11	(83)	(434)	34
(66)	*(100)*	*(119)*	*(67)*	*(76)*	*(161)*	*(283)*	*(88)*
557	881	866	681	601	351	(560)	143
(374)	(308)	(239)	(207)	(150)	(143)	(43)	(145)
67.2%	34.9%	27.6%	30.3%	24.9%	40.8%	N.APP.	N.APP.
182	574	627	474	451	208	(603)	(2)
1.3%	4.6%	5.2%	4.4%	4.5%	2.0%	N.APP.	N.APP.
87	137	112	80	57	0.6	29	7
1,034	1,079	1,380	1,032	N.AV.	N.AV.	N.AV.	N.AV.
1,548	1,246	1,284	1,274	664	684	184	784
11.2%	10%	10.6%	11.7%	6.6%	6.7%	1.9%	7.7%
1,252	1,174	996	800	567	397	490	654
9.1%	9.4%	8.2%	7.4%	5.6%	3.9%	5.1 %	6.4%
1,134	1,090	818	627	471	268	422	518
N.AV.	N.AV.	N.AV.	N.AV.	N.AV.	N.AV.	N.AV.	N.AV
N.D.	N.D.	N.D.	N.D.	N.D.	N.D.	N.D.	N.D.
N.APP.	N.APP.	N.APP.	N.APP.	N.APP.	N.APP.	N.APP.	N.APP.
3,798	2,752	2,564	3,480	3,994	4,311	5,361	5,312
9.4%	12.7%	13.6%	10.9%	10.1%	11.5%	11.7%	11.7%
4,294	4,208	3,955	2,656	1,974	1,439	1,215	1,836
88%	65%	65%	131%	202%	300%	441 %	289%
4,474	3,274	3,121	3,800	4,256	4,555	5,361	5,312
104%	78%	79%	143%	216%	317%	441%	289%
47.8%	57.2%	59.9%	45.8%	34.6%	30%	19%	25.1%
23.1%	32.9%	44.2%	27.2%	N.AV.	N.AV.	N.AV.	N.AV.
419	416	425	415	430	525	627	623
2.9	2.6	2.6	2.6	2.0	1.4	0.5	1.0
(413)	(90)	465	510	74	383	(201)	183
3.9%	13.7%	16.2%	18%	23.6%	14.8%	N.APP.	0.7%
11.2%	11.7%	11.9%	N.AV.	N.AV.	N.AV.	N.AV.	N.APP.
5.3%	10.5%	12.1%	N.AV.	N.AV.	N.AV.	N.AV.	N.APP.

1999*	1998*	1997*	1996*	1995*	1994*	1993*	1992*
29.5	28.3	26.8	20.3	15.6	12.3	10.4	15.8
N.AV.	N.AV.	N.AV.	N.AV.	N.AV.	N.AV.	N.AV.	N.AV.
N.AV.	N.AV.	N.AV.	N.AV.	N.AV.	N.AV.	N.AV.	N.AV.
N.APP.	N.APP.	N.APP.	N.APP.	N.APP.	N.APP.	N.APP.	N.APP.
0.71	0.64	0.58	0.50	0.42	0.34	No dividend	0.23
62.6%	16.4%	12.6%	13.4%	11%	18.8%	N.APP.	202.5%
1.7%	1.4%	1.1%	1.4%	1.3%	1%	N.APP.	0.8%
104.7%	102.3%	106.1%	86.2%	74.1%	87.4%	86%	82.4%

*Former accounting standards.
**Based on recommended dividends.

1. EBITDA: earnings before interest, tax, depreciation and amortization.
2. Operating margin: operating income as a % of net sales.
3. Net cash provided by operating activities: cash flow + change in working capital.
4. Cash flow: net income before minority interests + depreciation, amortization and charges to allowances for impairment in value of fixed assets – changes in provisions and deferred taxes –/+ net gains/losses on disposals of assets.
5. Net debt: long and short-term debt – cash and cash equivalents.
6. Average cost of debt.
7. Shareholders' equity including minority interests: common stock + paid-in capital in excess of par + retained earnings + net income + minority interests.
8. Securitization: sales of trade receivables. In cases where the receivables are sold to special purpose entities in which Michelin holds an equity interest, the special purpose entity is consolidated in accordance with the accounting standards applicable since January 1, 2000.
9. Interest expense: borrowing costs for the year.
10. Free cash flow: cash flow – change in working capital – net capital expenditure.
11. ROE: net income / shareholders' equity.
12. RAROC: see additional information.
13. Net assets per share: net assets/ number of shares outstanding at December 31.
14. Basic earnings per share: net income / weighted average number of shares outstanding during the year + own shares – shares canceled during the year.
15. Diluted earnings per share: earnings per share adjusted for the effect on net income and on the weighted average number of shares of the exercise of outstanding dilutive instruments.
16. P/E: Share price at December 31 / earnings per share.
17. Pay-out rate: net dividend / earnings per share.
18. Net dividend yield: net dividend / share price at December 31.
19. Capital turnover: number of shares traded during the year / average number of shares outstanding during the year.
20. In 2001, excluding external growth transactions (SMW, €167 million).
21. Dividends: dividends distributed during the year. For years prior to 1999, the amount shown corresponds to total amounts distributed during the year.

N.APP.: not applicable
N.AV.: not available
N.D.: not disclosed

Outlook

For 2002, economic conditions look to be just as challenging as those experienced in 2001. The 1st half is already shaping up like a continuation of last year, and visibility on the 2nd half is low enough that the Group cannot afford to let up on its constant vigilance.

Procurement costs are not expected to decline by more than 1% during the year. However, because it takes 3 to 6 months for purchasing costs to show up as "cost of sales", Michelin's earnings will be boosted throughout the year by the decline in raw materials prices that began in the 2nd half of 2001.

Oil prices should stabilize at $22 per barrel on average over the year and the euro should trade in the region of $0.90.

Amid the current uncertain environment, the long-term structural changes made in the Group's organization will help improve its financial performance:

- further rationalization in Europe and North America will scale back the cost structure substantially. Specifically, the Group plans to save an additional €25 million in Europe, over and above the target set in the 1999 plan, and $125 million in North America;
- a great deal of progress was made in 2001, which will continue to ensure a better match between inventories and expected market demand.

Based on these factors, the Group aims to achieve a 2002 operating margin of between 6.7% and 7.4%.

Proposed resolutions

Shareholders are invited to approve the transactions reflected in the Company's income statement and balance sheet, as well as the proposed appropriation of net income for the year in the amount of €452,871,105.91.

Out of this amount, €3,139,441.47 will be attributed to the General Partners, in accordance with the bylaws. The balance of €449,731,664.44 plus retained earnings of €45,587,019.80 brought forward from 2001, representing a total of €495,318,684.24, is available for distribution to shareholders.

In order to further increase the dividend, we are asking shareholders to approve a total distribution of € 136,642,666.05. After setting aside €22,134,174 for the payment of the *précompte* dividend equalization tax, the dividend per share would amount to €0.85. For shareholders entitled to the 50% *avoir fiscal* tax credit (€0.43), the total revenue per share would be €1.28.

If approved, the dividend will be paid as of May 22, 2002 and the Company's shares will be quoted ex-dividend as of that date.

The balance of income available for distribution – € 358,676,018.19 – would be appropriated as follows: €315,163,220.11 to the special long-term capital gains reserve and €43,512,798.08 to unappropriated retained earnings.

Dividends on shares held in treasury stock on the ex-dividend date will be credited to retained earnings.

The following table shows dividend payments for the last three years:

		Total revenue per share					
		"A" Series common shares (1)			"A" Series participating shares and "B" series shares (1)		
Year	**Dividends paid (in euros)**	**Dividend**	**Tax credit**	**Total revenue**	**Dividend**	**Tax credit**	**Total revenue**
1998	88,145,658.72	0.66	0.33	0.99	0.64	0.32	0.96
1999 (2)	95,648,269.83	–	–	–	0.71	0.36	1.07
2000	107,772,698.40	–	–	–	0.80	0.40	1.20

(1) Combined in a single class on June 15, 1999.
(2) After cancelling 3 million shares.

Shareholders are also invited to approve the consolidated financial statements, which show net income of € 313,944,147.32 versus €438,363,113.90 the previous year.

During the year, the Managing Partners used the shareholder authorizations to trade in the Company's shares, by purchasing 568,594 shares at an average price of €33.90 and selling 281,812 shares at an average price of €41.82.

The Templeton Group holds over 5% of the Company's capital and voting rights. Société Générale, which also holds over 5% of the voting rights, notified the Company during the year that its interest in the capital had been reduced to below 5%.

As in prior years, we are asking shareholders for an eighteen-month authorization to buy back up to 10% of the Company's capital on the market. The authorization would be used to stabilize the Company's share price, or to acquire shares for remittance in exchange for shares of another company in connection with a stock-for-stock public tender offer or a private transaction, or for allocation on redemption, conversion, exchange or exercise of share equivalents, or in payment of dividends, or for allocation on exercise of stock options granted to employees of the Company or of other Group companies, or in connection with employee stock ownership plans. Alternatively, the shares acquired under the authorization could be cancelled to enhance the Company's net assets or earnings per share, pursuant to a separate authorization given at the Extraordinary Shareholders' Meeting of June 11, 1999.

The shares could be purchased, sold, exchanged or transferred at any time, on the market or in over-the-counter transactions or otherwise, by any appropriate method including in the form of block sales, or as the underlying for options or other derivative instruments.

Shareholders are asked to adjust the maximum and minimum prices set in the previous authorization, by setting the maximum purchase price at €60 and the minimum sale price at €40.

Lastly, shareholders are asked to increase the total annual fees awarded to the Supervisory Board to €100,000.

We invite shareholders to approve the resolutions tabled at the meeting, after giving due consideration to the reports of the Auditors and the Supervisory Board.

In application of the terms of the bylaws, Mister François Michelin will be retiring at the Annual Shareholders' Meeting to be held on May 17. We will use the opportunity of the Meeting to pay tribute to his achievements.

Clermont-Ferrand, February 22, 2002

Edouard MICHELIN

François MICHELIN

René ZINGRAFF

Report of the Supervisory Board

To the Shareholders,

The business and financial performance of the Company in 2001 is presented in the report of the Managing Partners and the accounting and financial documents sent to shareholders. We have no comments to make on the Auditors' Report on the financial statements for the year ended December 31, 2001.

The Group ended the year with net income of €314 million before minority interests and €296 million after minority interests, versus €438 million and €399 million respectively for 2000.

The decline was due to the particularly unfavorable economic conditions in North America and worldwide in 2001. The Group resisted this downturn better than some of its competitors thanks the strategy implemented by the Managing Partners combined with tight control over the Group's businesses.

The Managing Partners' recommendation to increase the dividend clearly demonstrates their confidence in the Company's future as well as a desire to increase the portion of net income distributed to shareholders. We share the Managing Partners' confidence in the future of the Group, which is in a sound financial condition, and support the recommended increase in the dividend.

One of the Supervisory Board's major functions is to assess and monitor changes in Michelin's main financial and management indicators, based on management reporting data. We also discuss the Company's results and strategy with the Managing Partners and invite members of senior management to make presentations on important current issues. All of this information is used to assess the proportion of net income which should be distributed to shareholders.

The five-member Supervisory Board also performs the functions generally delegated to a Remunerations Committee. For example, we reviewed the conditions of the planned employee stock ownership and stock option plans as well as various assumptions relating to variable compensation. Our role in this regard is generally to advise the Managing Partners and more particularly to analyze increases in the number of shares outstanding due to the implementation of employee stock ownership and stock option plans.

In 2002, we intend to look more closely at audit issues. In this case also, the work that would generally be performed by an Audit Committee is carried out directly by all the members of the Supervisory Board, working together.

Finally, Mister François Michelin's term of office as Managing Partner is due to expire at this meeting. We would like to take this opportunity to pay tribute to his achievements in building our Company into a global player respected by its competitors, appreciated by customers and which is the pride of its employees.

We support the proposals put before the Annual Shareholders' Meeting and recommend that shareholders adopt the corresponding resolutions.

Clermont-Ferrand, March 7, 2002

Eric BOURDAIS de CHARBONNIERE
Chairman of the Supervisory Board

List of directorships and other functions held in other companies by the Managing Partners

François MICHELIN (1)

Managing Partner (2)	Manufacture Française des Pneumatiques Michelin
Managing Partner	Compagnie Financière Michelin
General Partner	Michelin Reifenwerke KGaA
Member of the Supervisory Board	Peugeot S.A.
Chairman and Chief Executive Officer	Participation et Développement Industriels S.A. "Pardevi".

(1) Term of office expiring at the Annual Shareholders' Meeting to be held on May 17, 2002.
(2) Term of office expiring at the Annual Shareholders' Meeting to be held on May 6, 2002.

Edouard MICHELIN

Managing Partner	Manufacture Française des Pneumatiques Michelin
General Partner	Compagnie Financière Michelin

René ZINGRAFF

Managing Partner	Manufacture Française des Pneumatiques Michelin
General Partner	Compagnie Financière Michelin
General Partner	Michelin Reifenwerke KGaA

Additional Information

In a rapidly changing global environment, shaped by volatile financial markets and constant advances in financial techniques, the mission of the Corporate Treasury department is to:

- Raise financing for the Group as a whole and the individual Group companies on the best possible terms.
- Identify, measure and hedge financial risks, in close cooperation with the operating entities.

Hedging activities are designed to provide the most cost-effective solution to minimizing the impact on Group earnings of changing conditions in the financial markets. the aim is to reduce the amount of capital required to manage these financial risks. The Group does not carry out any speculative transactions on the financial markets.

1. Market risks

Currency risks

Transaction risk

Corporate Treasury is responsible for:

- netting as many intercompany transactions as possible, through a captive factoring company which pools intercompany payments and through financial services provided to subsidiaries by Compagnie Financière Michelin,
- systematically hedging all net positions remaining after this process.

In certain exceptional cases, it is not possible to hedge an exposure in a given currency because no counterparty to the hedging transaction can be found or because the cost would be disproportionately high.

The assets of subsidiaries are financed by equity capital, as explained below, and by borrowings in their operating currency. Exceptionally, the assets of subsidiaries operating in countries where inflation is running at more than 10% per year may be financed in hard currency – preferably the US dollar – if real interest rates are excessively high. These financing operations are arranged at Group level and are closely monitored.

Translation risk

Net investments in subsidiaries are financed in the local currency of the holding company. Future cash flows from these long-term investments (dividends, fees for R&D services and trade mark licenses, injections of capital) are hedged on a selective basis according to the probability of the cash flows occurring. Investments that are intended to be sold are generally financed in the local currency of the subsidiary concerned.

The following table shows the breakdown of consolidated shareholders' equity at December 31, 2001 by currency:

in millions of euros

Currencies	Shareholders' equity + minority interests
EUR	3,247.7
CHF	–791.6
USD	514.7
GBP	170.0
CAD	342.2
Other currencies	842.9
Total	**4,325.9**

Strategic currency risk

Strategic currency risk results from the fact that certain manufactured products are sold outside the country of manufacture. It represents a competitiveness risk which affects the value-added generated by the products, depending on which way exchange rates move.

Unlike currency risks associated with transactions and investments in foreign subsidiaries, strategic currency risk is not generally hedged. However, as can be seen from the following charts, sales and added costs are fairly evenly balanced by currency, providing the Group with a relatively high level of protection against strategic currency risk.


34.9%
37.7%
46.3%
38.7%
7.6%
8.9%
5.6%
5.9%
5.6%
8.8%
North America (USD, CAD)
Euro
Euro - zone
Asian currencies
Other currencies

☐ Added costs: payroll cost and other operating expenses
Sales

Interest rate risk

The Group is exposed to interest rate risks on borrowings, due to changes in interest rates in the countries in which it operates.

The Group follows a practical approach to managing these risks.

Long-term positions are managed by the Corporate Finance department. Short-term positions are managed at the level of the individual countries, under the supervision of the Corporate Finance department which closely monitors compliance with the exposure limits set for each country.

The following table provides details of the Group's interest rate positions by currency. The data are based on an analysis, by company and by currency, of intercompany and external borrowings net of intercompany loans, after taking into account swaps and other derivative instruments used to convert interest rate positions.

At December 31, 2001, around one-third of the Group's net debt was at fixed rates of interest.

in millions of euros

Currencies	Net Debt		
	Floating rate	Fixed rate	Average life of long-term fixed rate debt
Euro and euro-zone currencies	–541.6	326.3	4.3
CHF	986.2	74.3	2.4
GBP	471.3	0.1	2.0
USD	1,466.0	1,106.0	5.0
CAD	92.4	1.1	1.8
Other currencies	829.6	69.8	
Total	**3,303.9**	**1,577.6**	**4.6**

Commodity risk

The Group is exposed to commodity risks during the period in which commodity price rises cannot be passed on in the sale price of manufactured products. This period varies depending on the market and the level of competition, but is generally less than one year.

The net position corresponds to the number of days' sales represented by inventories and firm purchase commitments (long position) less the number of days required to pass on the price rises in sales prices (short position).

In order to keep earnings volatility to a minimum, hedges are put in place when all of the following conditions are met:

- the decision has been made to hedge commodity risk on a recurring basis,
- an organized market exists for the commodity concerned,
- the period required to pass on the price rise can be determined reliably and is reasonably consistent.

At December 31, 2001, no hedges of commodity risks were outstanding.

2. Credit risk

In the normal course of business, Michelin grants credit to its customers in the form of extended payment terms.

The Credit department, which forms part of the Corporate Finance department, sets the maximum payment terms and customer credit limits to be applied by the operating entities.

The Credit department is responsible for:
- analyzing and managing credit risks,
- avoiding collection delays,
- critically reviewing proposals by operating entities to grant extended credit to specific customers or to raise a customer's credit limit,
- billing late interest where appropriate.

During 2001, the Credit department stepped up its monitoring of credit and collection processes, in response to the marked deterioration in economic conditions. The department focused primarily on monitoring large exposures, speeding up collection processes and modernizing information systems.

At December 31, 2001, the Group's total trade receivables amounted to €3.4 billion, spread between OEM customers and after-market customers (replacement sales).

Receivables from the Group's ten largest customers, each accounting for over 0.9% of total receivables [1], amounted to €626 million. As of December 31, 2001, thirty customers had credit limits in excess of €10 million.
Bad debt write-offs for the Group as a whole, net of movements in allowances, amounted to €27.65 million in 2001, representing 0.175% of sales.

The following graph provides a bi-monthly analysis of bad debt write-offs and net charges to allowances for the period 1995/2001. Average annual losses over this period represented 0.184% of sales and the volatility rate was 0.07%.


Frequency
30%
25%
20%
15%
10%
5%
0%
2% 2% 0% 8% 27% 15% 10% 15% 10% 2% 0% 0% 0% 0% 2% 4% 0% 0% 0% 0% 2% 0% 0% 0% 0% 0% 0%
-0.10% -0.05% 0% 0.05% 0.10% 0.15% 0.20% 0.25% 0.30% 0.35% 0.40% 0.45% 0.50% 0.55% 0.60% 0.65% 0.70% 0.75% 0.80% 0.85% 0.90% 0.95% 1.00% 1.05% 1.10% 1.15% 1.20%

Distribution of the frequency of bad debts and net charges to allowances compared with prior year sales, for the period from December 31, 1994 to December 31, 2001

(1) i.e. €30 million.

3. Liquidity risk

The Corporate Finance department is responsible for ensuring that the Group's liquidity position is satisfactory at all times, by efficiently managing cash reserves and putting in place financing for appropriate periods on legal terms that guarantee the availability of the necessary funds when required.

The Corporate Finance department also arranges confirmed lines of credit offering the Group the required flexibility in terms of financing, taking into account the nature of Michelin's businesses.

The long-term debt figures presented in this report do not include any credit facilities that could be withdrawn or become immediately repayable if the Group's financial ratios were to fall below a certain level or following a material adverse change in the Group's financial position or credit rating.

Compagnie Générale des Etablissements Michelin, Compagnie Financière Michelin and Manufacture Française des Pneumatiques Michelin obtained credit ratings for the first time in 2001. These ratings will make it easier for the Group to raise funds on the financial and capital markets.

At December 31, 2001, the three companies' ratings were as follows:

		CGEM (1)	CFM (2)	MFPM (3)
Short-term	Standard & Poor's	A2	A2	A2
	Moody's	P2	P2	P2
Long-term	Standard & Poor's	BBB	BBB+	BBB+
	Moody's	Baa2	Baa1	Baa1
Outlook	Standard & Poor's	Stable	Stable	Stable
	Moody's	Stable	Stable	Stable

Analysis of the Group's liquidity position

in millions of euros

	At December 31, 2001
Total long and short-term debt	5,821
Portion due in more than one year	3,039
Portion due within one year	2,782
Liquid funds	939
Long-term confirmed lines of credit	2,293

In order to anticipate the probable effects of the September 11 terrorist attacks on the global economy, which was already losing momentum, in October 2001 Compagnie Financière Michelin drew down $905 million on the 12-year subordinated line of credit established in 2000, in order to repay a series of short-term borrowings and cancel various available, undrawn confirmed lines of credit.

The long-term portion of Group debt breaks down as follows: 55% due in 1 to 5 years, 11% due in 5 to 10 years and 34% due beyond 10 years.

(1) Compagnie Générale des Etablissements Michelin.
(2) Compagnie Financière Michelin.
(3) Manufacture Française de Pneumatiques Michelin.
Capital ties between these three Group companies are presented in the simplified organization chart on the inside cover of this report.

Since 1993, Michelin has set internal value creation targets. To determine whether the Group is creating value, the actual risk-adjusted return on capital ("Actual RAROC", corresponding to net income before net interest expressed as a percentage of capital employed) is compared with the target risk-adjusted return on capital ("Target RAROC", corresponding to the cost of economic capital and debt, expressed as a percentage of capital employed). If actual RAROC is greater than target RAROC, the Group considers that it has created value.

Value creation is measured by the Free Cash Flow to Economic Capital method. This method consists of allocating a portion of economic capital and debt to each asset, based on the level of risk associated with the asset. The change in the level of risk over time is taken into account by basing the calculation on the net book value of assets, after depreciation and amortization.

Economic capital and debt are allocated to the various categories of risk-weighted assets as follows:

	Economic capital	Allocated debt
Goodwill and other intangible assets	100%	0%
Property, plant and equipment and investments	50%	50%
Working capital (inventories, trade receivables, etc.)	25%	75%

The Group has set as its target a high after-tax return on economic capital of 15%, based on euro interest rates. Using this overall target as a starting point, separate targets are then set for each country, taking into account differences in interest rates and risks. The average required rate of return for 2001, all currencies combined, was 16%.

This approach ensures that the Group systematically takes into account shareholder expectations by using economic capital allocation techniques as a basis for operating decisions – concerning for example capital expenditure, customer credit limits and the outsourcing of certain activities. However, this is only one of the criteria applied to assess investment projects.

To measure value creation, target risk-adjusted return on capital ("Target RAROC") – corresponding to the calculated cost of debt and economic capital expressed as a percentage of capital employed – is compared with actual risk-adjusted return on capital ("Actual RAROC"), corresponding to net income before interest expense, also expressed as a percentage of capital employed. Michelin's economic performance corresponds to the difference between these two rates.

The approach is rolled down to the level of each Group business, based on the assets used by the business concerned.

In 2001, target and actual RAROC were calculated as follows:

Economic Capital: €4,592 million

in millions of euros

Capital employed *(calculation performed separately for each country)*	**Amount**	**Economic capital**	**Allocated debt**
Goodwill and other intangible assets	419.7	419.7	–
Property, plant and equipment* and investments	7,291.2	3,645.6	3,645.6
Net working capital	2,106.7	526.7	1,580.1
Total		**4,592.0** (1)	**5,225.7** (2)

* including commitments under non-cancellable operating leases included in off-balance sheet commitments.

Capital employed = (1) + (2) = 4,592.0 + 5,225.7 = €9,817.7 million
Weighted average internal cost of economic capital: 16%
Weighted average cost of debt: 6.1%

Determination of target RAROC:

$$\frac{(\text{Economic capital x weighted average cost of economic capital}) + (\text{Allocated debt x weighted average cost of debt})}{\text{Capital employed}}$$

i.e $$\frac{(4{,}592.0 \times 16\%) + (5{,}225.7 \times 6.1\%)}{9{,}817.7} = 10.73\%$$

Determination of actual RAROC:

$$\frac{\text{Net income before interest}}{\text{Capital employed}}$$

i.e $$\frac{(313.9 + 350.7)}{9{,}817.7} = 6.8\%$$

In 2001, actual RAROC was 3.9 points below target RAROC.

The results achieved by Michelin over the last five years, determined using the method described above, are as follows:

	1997	1998	1999	2000	2001
Economic capital	3,397.8	3,680.3	4,053.2	4,429.9	4,592.0
Weighted average cost of economic capital	16.9%	17.0%	17.0%	16.3%	16%
Allocated debt	3,912.5	4,206.1	4,675.5	5,183.1	5,225.7
Weighted average cost of debt	7.6%	7.0%	6.1%	7.2%	6.1%
Capital employed	7,310.3	7,886.4	8,728.7	9,613.0	9,817.7
Target RAROC	**11.9%**	**11.7%**	**11.2%**	**11.4%**	**10.7%**
Net income	626.7	573.7	182.5	438.4	313.9
Interest expense	258.8	255.0	281.5	358.2	350.7
Actual RAROC	**12.1%**	**10.5%**	**5.3%**	**8.3%**	**6.8%**

The return on economic capital used by the Group may be viewed as high by certain investors. The following table shows target RAROC calculations for 2001 using average rates of return on economic capital of 12%, 13% and 14% (based on euro interest rates) as opposed to the 15% rate used by Michelin. These calculations are provided for information only and are not applied by the Group.

Weighted average cost of economic capital (based on euro interest rates)	**12%**	**13%**	**14%**	**15%**
Target RAROC	8.9%	9.3%	9.8%	10.7%

Compensation paid to the Managing Partners and Supervisory Board

(by the Company and its subsidiaries)

Managing Partners

- Under the terms of the Company's bylaws, as General Partners of the Company, the three Managing Partners receive a certain proportion of the Company's net income. The total amount paid to them in 2001 out of 2000 net income was €5,998,487.33
- The Managing Partners do not receive any compensation or benefits.

Supervisory Board

In 2001, the following fees were paid to the members of the Supervisory Board for 2000:

Mrs.	Eric Bourdais de Charbonnière (Chairman):	€17,532
	François Grappotte:	€13,720
	Pierre Michelin:	€13,720
	Grégoire Puiseux :	€13,720
		and €43,648 paid by subsidiaries
	Edouard de Royère:	€13,720
	Daniel Michelin *(1)*:	€10,671
		and €36,028 paid by a subsidiary

(1) Chairman and member of the Supervisory Board up to May 26, 2000.

FINANCIAL REPORT 2001

Consolidated Financial Statements

Consolidated Balance Sheet

At december 31, 2001

Assets

In thousands of euros

	2001	2000
Issued, uncalled capital	–	–
Fixed assets		
Goodwill	319,408	282,718
Intangible assets	114,739	122,608
Property, plant and equipment	6,409,851	5,942,514
Investments	415,561	451,327
Investments at equity	77,576	80,939
	7,337,135	6,880,106
Current assets		
Inventories	3,302,052	3,564,377
Trade receivables	3,389,533	3,340,431
Other receivables, prepaid expenses and accrued income	2,414,141	2,427,013
Cash equivalents	176,389	184,036
Cash	762,625	746,441
	10,044,740	10,262,298
Total assets	17,381,875	17,142,404

Liabilities and shareholders' equity

In thousands of euros

	2001	2000
Shareholders' equity		
Common stock (1)	269,432	269,432
Paid-in capital in excess of par (1)	1,609,476	1,609,476
Retained earnings (2)	2,117,475	1,964,702
	3,996,383	**3,843,610**
Minority interests	**329,540**	**310,919**
Shareholders' equity including minority interests	**4,325,923**	**4,154,529**
Provisions for contingencies and charges	**3,958,649**	**3,710,955**
Liabilities		
Subordinated debt	1,026,598	–
Long and short-term debt	4,793,869	5,856,472
Trade payables	1,451,246	1,589,933
Other payables, deferred income and accrued expenses	1,825,590	1,830,515
	9,097,303	**9,276,920**
Total liabilities and shareholders' equity	**17,381,875**	**17,142,404**

(1) Parent company		
(2) Including net income for the year	*295,967*	*399,045*

Consolidated Statement of Income

year ended december 31, 2001

In thousands of euros

	2001	2000
Operating revenue		
Net sales	15,774,608	15,395,573
Reversals of allowances	21,216	22,046
Other operating revenues	491,670	392,788
	16,287,494	15,810,407
Operating expenses		
Purchases used in production	5,585,622	5,212,204
Payroll costs	5,241,525	5,136,598
Other operating expenses	3,232,384	3,095,234
Taxes other than on income	232,054	225,730
Depreciation and amortization	937,961	955,304
Charges to allowances and provisions	17,777	22,877
	(15,247,323)	(14,647,947)
Operating income	1,040,171	1,162,460
Net interest expense	(320,779)	(314,388)
Operating income from ordinary activities	719,392	848,072
Net non-recurring expense	(28,906)	(75,844)
Income taxes	(329,712)	(290,447)
Net income of fully-consolidated companies	360,774	481,781
Income (losses) from companies accounted for by the equity method	(12,834)	(1,225)
Amortization of goodwill	(33,996)	(42,193)
Net income before minority interests	313,944	438,363
Minority interests	17,977	39,318
Net income	295,967	399,045
Basic earnings per share	2.20	2.96
Diluted earnings per share	2.20	2.96

Consolidated Statement of cash flows

In thousands of euros

	2001	2000
Cash flows from operating activities		
Net income before minority interests	313,944	438,363
Adjustments to reconcile net income before minority interests to net cash provided by operating activities:		
Depreciation	976,877	1,055,060
Allowances, provisions and deferred taxes	326,398	(51,543)
Net gains on disposals of assets	(290,702)	(14,142)
Other	(3,911)	(12,030)
Cash flow	1,322,606	1,415,708
Change in inventories	281,063	(248,996)
Change in receivables	(3,795)	(246,701)
Change in payables	(218,294)	185,038
Other changes in working capital	(119,060)	(87,560)
Net change in working capital	(60,086)	(398,219)
Net cash provided by operating activities	**1,262,520**	**1,017,489**
Cash flows from investing activities		
Additions to property, plant and equipment and intangible assets	(1,316,714)	(1,201,210)
Additions to investments	(240,270)	(242,111)
Total	(1,556,984)	(1,443,321)
Proceeds from disposals of property, plant and equipment and intangible assets	60,734	109,746
Proceeds from disposals of investments	424,499	76,312
Total	485,233	186,058
Net investment for the period	(1,071,751)	(1,257,263)
Impact of changes in Group structure	(4,268)	(3,257)
Net change in working capital	121,931	2,266
Net cash (used) by investing activities	**(954,088)**	**(1,258,254)**
Cash flows from financing activities		
Dividends paid to parent company shareholders	(104,662)	(93,109)
Other dividends paid	(78,087)	(67,019)
Total	(182,749)	(160,128)
Change in long and short-term debt	(162,619)	436,664
Net change in working capital	39,743	(4,215)
Net cash (used) provided by financing activities	**(305,625)**	**272,321**
Effect of exchange rate changes on cash and cash equivalents	5,730	18,439
Change in cash and cash equivalents	**8,537**	**49,995**
Cash and cash equivalents at beginning of period	**930,477**	**880,482**
Cash and cash equivalents at the period-end	**939,014**	**930,477**
o/w - Cash	762,625	746,441
- Cash equivalents	176,389	184,036

Notes to the consolidated financial statements

at 31 december 2001

Consolidation principles

The consolidated financial statements have been prepared in accordance with French generally accepted accounting principles, including standard CRC 99-02 published by the *Comité de la Réglementation Comptable* dealing with consolidated financial statements.

Basis of consolidation

- Manufacturing, sales and finance companies, special purpose entities and other entities that are controlled by Compagnie Générale des Etablissements Michelin, directly or indirectly, are fully consolidated.
- Companies that are between 20% and 50%-owned by Compagnie Générale des Etablissements Michelin, directly or indirectly, are accounted for by the equity method.
- As allowed under Article L.233-19 the French *Code de Commerce*, certain companies are not consolidated, either because they are not material in relation to the Group as a whole or because of substantial and lasting restrictions on transfers of funds to other Group companies.

Accounting policies

1. All consolidated companies have a December 31 year-end. The consolidated financial statements are prepared from the financial statements of the individual Group companies submitted for approval at their respective Annual Shareholders' Meetings, as adjusted to comply with Group accounting policies and presentation rules.

2. The financial statements of foreign subsidiaries outside the euro zone are translated into euros as follows:

- Balance sheet items are translated at the year-end exchange rate.
- Income statement items are translated at the average rate for the year, except for subsidiaries operating in hyperinflationary economies where the year-end rate is applied. The aggregate effect of applying the year-end rate method is not material.

Differences arising from the translation of opening balance sheet items and net income at the year-end rate are recorded in shareholders' equity under "Retained earnings", with minority interests shown separately.

Summary of significant accounting policies

The consolidated financial statements for the year ended December 31, 2001 have been prepared on a going concern basis in accordance with generally accepted accounting principles.

The main accounting policies applied are as follows:

a) Goodwill

Goodwill represents the difference between the cost of shares in consolidated companies and the Group's equity in the underlying net assets after fair value adjustments to identifiable assets and liabilities.

Goodwill arising on acquisition of manufacturing companies is amortized on a straight-line basis over 20 years. At each year-end, the carrying value is reviewed for impairment and, where necessary, the amortization period is reduced.

Goodwill arising on acquisition of non-manufacturing companies is amortized in full in the year of acquisition.

Negative goodwill is written back to the income statement to reflect changes in the risk associated with the acquired companies.

b) Intangible assets

Other intangible assets consist mainly of purchased and internally-developed software, amortized over periods ranging from one to three years, and purchased goodwill representing small amounts, amortized in full in the year of acquisition. Research and development costs are not capitalized.

c) Property, plant and equipment

Property, plant and equipment are stated at purchase or production cost.

Effective from January 1, 1999, assets acquired under finance leases are recorded under assets and an obligation in the same amount is recorded under liabilities.

Depreciation is calculated on a straight-line basis over the average useful life of the assets. The main useful lives applied are as follows:

• buildings	25 years
• plant and equipment	7 to 12 years
• other assets	2 to 12 years.

If the carrying amount of property, plant and equipment exceeds their net realizable value, an impairment charge is recorded.

d) Investments

Investments in non-consolidated companies are stated at the lower of cost and market. Market value corresponds to the stock market price in the case of quoted investments and the Group's equity in the underlying net assets in all other cases.

Other investments are also stated at cost and an impairment charge is recorded where necessary.

e) Inventories

Inventories are stated at purchase or production cost, determined by the weighted average cost method.

Where necessary, finished product inventories are written down to net realizable value.

f) Trade receivables

Trade receivables are stated at nominal value, including receivables sold to special purpose entities in connection with securitizations. Allowances for doubtful accounts are determined on a case by case basis or according to the age of the receivables.

The methods used to convert foreign currency receivables into euros are described in note k.

g) Other receivables, prepaid expenses and accrued income

Prepaid expenses and accrued income include:

- Post-retirement commitments: the excess of the fair value of plan assets, adjusted for unrecognized actuarial gains and losses and prior service costs, over the present value of defined benefit obligations.
- Deferred taxes: deferred tax assets arising from deductible temporary differences and tax loss carryforwards, determined separately for each individual company.

The accounting treatment of post-retirement commitments and deferred taxes is described in notes l and m respectively.

h) Provisions for contingencies and charges

A provision is booked when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and the amount of the obligation can be reliably estimated.

The main provisions cover:

- post-retirement and other employee benefit commitments: the excess of the present value of defined benefit obligations over the fair value of the plan assets, adjusted for unrecognized actuarial gains and losses and prior service costs,
- deferred taxes: deferred taxes arising from taxable temporary differences, determined separately for each individual company,
- restructuring: the estimated cost of measures decided and announced by the Group, which are in the process of being implemented at the year-end.

The accounting treatment of post-retirement commitments and deferred taxes is described in notes l and m respectively.

Provisions for contingencies and charges recorded in the accounts of individual Group companies for the sole purpose of complying with local tax laws are reclassified under shareholders' equity, net of deferred taxes.

i) Financial instruments

Currency risks

Group policy consists of hedging exposures to currency risks using various market instruments, including forward contracts and options.

Foreign currency receivables and payables of the same type and with similar maturities are netted off and only the net exposure is hedged. This is the case of most foreign currency receivables and payables. Hedging contracts are recognized in the balance sheet at the date of inception.

Realized and unrealized profits and losses on hedging instruments are recognized in the income statement, together with hedging costs.

The net investment of Group holding companies in foreign subsidiaries is financed in the holding company's accounting currency.

Interest rate risk

Short-term interest rate risks are managed on a decentralized basis. A ceiling is set on fixed rate borrowings for terms in excess of one year, by currency.

Interest rate risk management policies are coordinated and monitored at Group level.

j) Investment grants

Investment grants are recorded in liabilities under "Other payables and accruals" and are written back to the income statement over periods not exceeding the depreciation period of the assets financed by the grants.

k) Foreign currency receivables and payables

Foreign currency receivables and payables are converted into euros at the exchange rate ruling on the transaction date. Their value is adjusted at the year-end based on the year-end exchange rate and the resulting exchange difference is recorded in the income statement.

l) Post-retirement and other employee benefit obligations

In most of the countries where Group companies operate, long-term post-retirement and other employee benefit plans consist of:

- Either defined contribution plans which are fully funded by contributions to external funds,
- defined benefit plans which are funded:
  - by contributions to pension funds managed by employees of the companies concerned or by external managers; in both cases, the companies concerned are generally required to make good any under-funding and are also responsible for ensuring that the pension fund is properly managed; or
  - directly by the Group companies concerned.

In accordance with Group accounting policies, commitments under defined benefit plans are determined each year by independent actuaries, using the projected unit credit method.

For each plan, the difference between the present value of the defined benefit obligation and the fair value of the plan assets, adjusted for unrecognized actuarial gains and losses and prior service costs, is recorded under either assets or liabilities.

The periodic pension cost determined on an actuarial basis as explained above is recorded in the income statement.

m) Income taxes

The income tax charge includes both current and deferred taxes. Deferred taxes are calculated by the liability method, on a company-by-company basis, on:

- temporary differences between the book value of assets and liabilities and their tax basis,
- tax loss carryforwards, to the extent that their future utilization is considered probable,

Deferred tax assets and liabilities are not discounted.

n) Research and development costs

Research and development costs are expensed in the year in which they are incurred.

o) Non-recurring income and expenses

Non-recurring items correspond to income and expenses not arising in connection with the Group's ordinary activities, including restructuring costs and gains and losses on disposals of fixed assets.

p) Earnings per share

Basic earnings per share are calculated by dividing net income by the weighted average number of shares outstanding during the year, including Compagnie Générale des Etablissements Michelin shares carried on the assets side of the balance sheet under "Short-term investments", less any shares canceled during the year.

Diluted earnings per share are calculated by adjusting net income and the weighted average number of shares for the effects of dilutive potential shares.

q) List of consolidated companies

	Registered office	Country	% Interest
1. Parent company			
◦ Compagnie Générale des Etablissements Michelin	Clermont-Ferrand	France	

2. Fully-consolidated companies

Manufacturing companies	*Registered office*	*Country*	*% interest*
◦ Manufacture Française des Pneumatiques Michelin	Clermont-Ferrand	France	96.07
◦ Michelin Roues France	Clermont-Ferrand	France	96.07
◦ Pneu Laurent	Avallon	France	96.07
◦ Pneumatiques Kléber	Toul	France	96.07
◦ SIMOREP et Cie Société du Caoutchouc Synthétique Michelin	Bassens	France	96.07
◦ Kleber Reifen GmbH	Saint-Ingbert	Germany	93.48
◦ Michelin Reifenwerke KGaA	Karlsruhe	Germany	93.45
◦ Michelin Kronprinz Werke GmbH	Solingen	Germany	93.45
◦ Sociedade Michelin de Participações, Indústria e Comércio Ltda.	Rio de Janeiro	Brazil	93.45
◦ Michelin North America (Canada) Inc.	Laval	Canada	93.45
◦ Michelin Shenyang Light Truck & Passenger Tire Co., Ltd.	Liaoning Province	China	79.43
◦ Michelin Shenyang Rubber Components Co., Ltd.	Liaoning Province	China	79.43
◦ Michelin Shenyang Tire Co., Ltd.	Liaoning Province	China	79.43
◦ Michelin Shenyang Truck Tire Co., Ltd.	Liaoning Province	China	79.43
◦ Shanghai Michelin Warrior Tire Co., Ltd.	Shanghaï	China	65.42
◦ Industria Colombiana de Llantas S.A.	Cali	Colombia	93.31
◦ Michelin Ruedas España, S.L.	Tres Cantos	Spain	90.12
◦ Neumáticos Michelin, S.A.	Tres Cantos	Spain	90.12
◦ Michelin North America, Inc.	New York	United States	93.45
◦ Michelin Aircraft Tire Corporation	Wilmington	United States	93.45
◦ American Synthetic Rubber Company, LLC	Wilmington	United States	93.45
◦ Taurus Rubber Company Ltd.	Budapest	Hungary	93.42
◦ Taurus Agricultural Tyre Ltd.	Nyíregyháza	Hungary	93.45
◦ Società per Azioni Michelin Italiana	Turin	Italy	93.45
◦ Michelin Okamoto Tire Corporation	Ohta-City, Gunma-Ken	Japan	93.45
◦ Industrias Michelin, S.A. de C.V.	Mexico	Mexico	93.45
◦ Michelin (Nigeria) Limited	Nigeria	Nigeria	74.76
◦ Stomil-Olsztyn S.A.	Olsztyn	Poland	61.47
◦ Silvania S.A.	Zalau	Romania	92.11
◦ Victoria S.A.	Floresti	Romania	88.31
◦ Michelin Tyre Public Limited Company	England	United Kingdom	93.45
◦ Michelin Siam Co., Ltd.	Chonburi	Thailand	56.07
◦ Siam Tyre Industry Co., Ltd.	Saraburi Province	Thailand	56.07
◦ Siam Tyre Phrapradaeng Co., Ltd.	Samutprakarn	Thailand	56.07
◦ Siam Steel Cord Co., Ltd.	Rayong Province	Thailand	56.07

	Registered office	Country	% interest
Sales companies			
◦ Euromaster France	Grenoble	France	80.66
◦ Société d'Exportation Michelin	Clermont-Ferrand	France	100.00
◦ Transityre France	Clermont-Ferrand	France	93.46
◦ Michelin Tyre Company South Africa (Proprietary) Limited	Johannesburg	South Africa	93.45
◦ Michelin Argentina Sociedad Anónima, Industrial, Comercial y Financiera	Buenos Aires	Argentina	93.45
◦ Michelin Reifenverkaufsgesellschaft m.b.H.	Vienna	Austria	93.44
◦ Michelin Australia Pty. Ltd.	Melbourne	Australia	93.45
◦ Michelin Belux S.A.	Brussels	Belgium	93.45
◦ Michelin Chile Ltda.	Santiago	Chili	93.45
◦ Michelin Korea Co., Ltd.	Seoul	South Korea	93.45
◦ Michelin Gummi Compagni A/S	Brøndby	Danmark	93.45
◦ Michelin Rehvide AS	Tallinn	Estonia	93.45
◦ Michelin Retread Technologies, Inc.	Wilmington	United States	93.45
◦ Tire Centers, LLC	Wilmington	United States	93.45
◦ Oy Suomen Michelin Ab	Espoo	Finland	93.45
◦ Elastika Michelin A.E.	Halandri	Greece	93.45
◦ Michelin Asia (Hong-Kong) Ltd.	Hong-Kong	Hong-Kong	93.45
◦ Michelin Magyarország Kft.	Budapest	Hungary	93.45
◦ Michelin India Private Limited	New Delhi	India	93.45
◦ Michelin Tire Sales Co., Ltd.	Tokyo	Japan	93.45
◦ Nihon Michelin Tire Co., Ltd.	Tokyo	Japan	93.45
◦ Michelin Riepas SIA	Riga	Latvia	93.45
◦ UAB Michelin Padangos	Vilnius	Lithuania	93.45
◦ Michelin Tyre Services Company Ltd.	Nigeria	Nigeria	56.34
◦ Norsk Michelin Gummi A/S	Skedsmo	Norway	93.45
◦ M. Michelin & Company Limited	Wellington	New-Zealand	93.45
◦ Transityre B.V.	Breda	Netherland	93.45
◦ Eurodrive Services and Distribution N.V.	Amsterdam	Netherland	93.01
◦ Michelin Nederland N.V.	Drunen	Netherland	93.45
◦ Michelin del Perú S.A.	Lima	Peru	93.45
◦ Michelin Polska Sp. z o.o.	Warsaw	Poland	93.45
◦ Michelin Companhia Luso-Pneu, Ltda.	Loures	Portugal	93.45
◦ Michelin Ceská republika s.r.o.	Prague	Czech Republic	93.45
◦ Michelin Romania Distribution S.R.L.	Bucharest	Romania	93.45
◦ Associated Tyre Specialists Limited	England	United Kingdom	93.15
◦ Michelin Tyres Russian General Agency ZAO	Moscow	Russia	93.45
◦ Société commerciale Michelin Sénégal (SCMS)	Dakar	Senegal	100.00
◦ Michelin Asia (Singapore) Co. Pte. Ltd.	Singapore	Singapore	93.45
◦ Michelin Slovensko, s.r.o.	Bratislava	Slovak Republic	93.45
◦ Michelin Slovenija, pnevmatike, d.o.o.	Ljubljana	Slovenia	93.45
◦ Michelin Gummiringar AB	Stockholm	Sweden	93.45
◦ Société Anonyme des Pneumatiques Michelin	Givisiez	Switzerland	93.45
◦ Michelin Chun Shin Ltd.	Taipei	Taiwan	91.56
◦ Michelin Siam Marketing & Sales Co., Ltd.	Bangkok	Thailand	56.07
◦ Michelin Lastikleri Ticaret A.S.	Istanbul	Turkey	93.45
◦ Miscellaneous distribution companies in Europe and other geographic regions			

	Registered office	Country	% Interest
Finance Companies and Other			
• Participation et Développement Industriels	Clermont-Ferrand	France	99.99
• Spika S.A.	Clermont-Ferrand	France	100.00
• Société Civile Immobilière Michelin	Clermont-Ferrand	France	96.07
• Société Civile Immobilière Michelin Breteuil	Paris	France	96.07
• Société des Procédés Industriels Modernes	Clermont-Ferrand	France	96.07
• Société de Technologie Michelin	Clermont-Ferrand	France	100.00
• ViaMichelin	Boulogne-Billancourt	France	99.99
• Michelin Investment Holding Company Limited	Bermuda	Bermuda	93.45
• Plantações E. Michelin Ltda.	Rio de Janeiro	Brazil	93.45
• Plantações Michelin da Bahia Ltda.	Rio de Janeiro	Brazil	93.45
• Michelin Tire Research and Development Center (Shanghai) Co., Ltd.	Shanghaï	China	93.45
• Michelin (China) Investment Co., Ltd.	Shanghaï	China	93.45
• CR Funding Corporation	Wilmington	United States	93.45
• Michelin Americas Research & Development Corporation	Wilmington	United State	93.45
• Michelin Corporation	New York	United States	93.45
• Michelin Finance Luxembourg S.A.	Luxembourg	Luxembourg	95.42
• Osse River Rubber Estates Limited	Nigeria	Nigeria	65.23
• Utagba Uno Rubber Estates Limited	Nigeria	Nigeria	65.23
• Araromi Rubber Estates Limited	Nigeria	Nigeria	52.70
• Waterside Rubber Estates Limited	Nigeria	Nigeria	74.76
• MC Projects B.V.	Amsterdam	Netherlands	46.73
• Michelin Finance (Pays-Bas) B.V.	Amsterdam	Netherlands	93.45
• Michelin Holding (Pays-Bas) B.V.	Amsterdam	Netherlands	93.45
• Michelin Participations B.V. i.l.	Amsterdam	Netherlands	92.62
• Société des Matières Premières Tropicales Pte. Ltd.	Singapore	Singapore	93.45
• Compagnie Financière Michelin	Granges-Paccot	Switzerland	93.45
• Michelin Factoring S.A.	Granges-Paccot	Switzerland	93.45
• Michelin Participations S.A.	Granges-Paccot	Switzerland	92.62
• Michelin Recherche et Technique S.A.	Granges-Paccot	Switzerland	93.45
• M.S. Enterprises Holding Co., Ltd.	Bangkok	Thailand	47.66
• Michelin Siam Group Co., Ltd.	Bangkok	Thailand	56.07
3. Companies accounted for by the equity method			
• Compagnie Générale des Transports Verney	Le Mans	France	41.30
• RubberNetwork.com, LLC	Wilmington	United State	25.93
• Sucat Land Corp.	Makati City	Philippines	27.33
• Tekersan Jant Sanayi A.S.	Istanbul	Turquie	18.78
• Woco Michelin AVS B.V.	Amsterdam	Netherlands	45.79

4. Non-consolidated companies

Various companies that are not material in relation to the Group as a whole have not been consolidated, as allowed under Article L.233-19 of the French *Code de Commerce* (consolidated financial statements).

The above list of the main consolidated companies and companies accounted for by the equity method, complies with the requirements of Article 248-12 of decree no. 67-236 of March 23, 1967 concerning the consolidated financial statements of trading companies.

Notes to the consolidated balance sheet

The consolidated financial statements have been prepared in accordance with French generally accepted accounting principles, including standard CRC 99-02 published by the *Comité de la Réglementation* Comptable dealing with consolidated financial statements.

1. Goodwill

Goodwill can be analyzed as follows:

In thousands of euros

	Cost	Depreciation and allowances	Net book value
Goodwill at January 1, 2000	499,565	(251,931)	247,634
Increases	59,503	(42,046)	17,457
Decreases	(65,066)	65,066	–
Translation adjustments and other	37,667	(20,040)	17,627
Goodwill at December 31, 2001	**531,669**	**(248,951)**	**282,718**
Increases	59,166	(34,487)	24,679
Decreases	(24,452)	24,452	–
Translation adjustments and other	23,944	(11,933)	12,011
Goodwill at December 31, 2001	**590,327**	**(270,919)**	**319,408**

The increase in goodwill at December 31, 2001 primarily corresponds to goodwill arising on acquisition of the Tofan Group (Romania).

2. Intangible assets

Intangible assets can be analyzed as follows:

In thousands of euros

	Cost	Depreciation and allowances	Net book value
Intangible assets at January 1, 2000	359,480	(225,675)	133,805
Increases	48,824	(64,296)	(15,472)
Decreases	(11,436)	16,738	5,302
Translation adjustments and other	(1,194)	167	(1,027)
Intangible assets at December 31, 2001	**395,674**	**(273,066)**	**122,608**
Increases	55,628	(72,674)	(17,046)
Decreases	(10,296)	16,143	5,847
Translation adjustments and other	9,928	(6,598)	3,330
Intangible assets at December 31, 2001	**450,934**	**(336,195)**	**114,739**

The main movements in 2001 concern software.

The break down by category is as follows:

In thousands of euros

	Cost	Depreciation and allowances	Net book value
Software	367,589	(261,381)	106,208
Other intangible assets	83,345	(74,814)	8,531
Total	**450,934**	**(336,195)**	**114,739**

3. Property, plant and equipment

Property, plant and equipment can be analyzed as follows:

In thousands of euros

	Cost	Depreciation and allowances	Net book value
Property, plant and equipment at January 1, 2000	13,969,155	(8,265,941)	5,703,214
Increases	1,149,543	(940,283)	209,260
Decreases	(587,430)	499,590	(87,840)
Translation adjustments and other	266,491	(148,611)	117,880
Property, plant and equipment at December 31, 2001	**14,797,759**	**(8,855,245)**	**5,942,514**
Increases	1,261,086	(890,929)	370,157
Decreases	(443,865)	412,662	(31,203)
Translation adjustments and other	230,140	(101,757)	128,383
Property, plant and equipment at December 31, 2001 *(1)*	**15,845,120**	**(9,435,269)**	**6,409,851**

Capital expenditure for the year ended December 31, 2001 amounted to €1,261,086 thousand.

The break down by category is as follows:

In thousands of euros

	Cost	Depreciation et provisions	Net book value
Land and buildings	3,653,105	(1,722,675)	1,930,430
Plant and equipment	9,873,085	(6,076,269)	3,796,816
Other	2,318,930	(1,636,325)	682,605
Total	**15,845,120**	**(9,435,269)**	**6,409,851**

In thousands of euros

	Cost	Depreciation and allowances	Net book value
(1) including assets acquired under finance leases at December 31, 2001	*434,882*	*(217,515)*	*217,367*

4. Investments

Investments can be analyzed as follows: **In thousands of euros**

	Cost	Allowances	Net book value
Investments at January 1, 2000	490,743	(120,070)	370,673
Movements for the period	49,397	7,943	57,340
Translation adjustments and other	38,524	(15,210)	23,314
Investments at 31 December 2000	**578,664**	**(127,337)**	**451,327**
Movements for the period	(21,446)	(4,526)	(25,972) (1)
Translation adjustments and other	54,025 (2)	(63,819) (2)	(9,794)
Investments at December 31, 2001	**611,243**	**(195,682)**	**415,561**

(1) including €40,846 thousand corresponding to the book value of Peugeot S.A. shares sold during the year.

(2) including €40,632 thousand corresponding to the deconsolidation of Philippines-based MSF following the discontinuation of operations on January 4, 2001.

The break down by category is as follows:

	Net book value
Investments in non-consolidated companies and other equity interests	65,417 (1)
Long-term loans and advances and other investments	350,144
Total	**415,561**

(1) including 2,826,000 Peugeot S.A. shares:
- *book value 20,801*
- *market value 134,942*

5. Investments at equity

In thousands of euros

Company	Value at equity at Jan. 1, 2000	Movement for the year	Value at equity at Dec. 31, 2000	Movement for the year	Value at equity at Dec. 31, 2001
Woco Michelin AVS BV	–	65,815	65,815	(4,803)	61,012
Compagnie Générale des Transports Verney	8,305	641	8,946	1,595	10,541
Sucat Land Corp.	3,298	(414)	2,884	52	2,936
Tekersan Jant Sanayi A.S.	908	548	1,456	(1,199)	257
RubberNetwork.com, LLC	–	–	–	646	646
Other companies	1,053	785	1,838	346	2,184
Total	**13,564**	**67,375**	**80,939**	**(3,363)**	**77,576**
Including:					
Equity in net income (loss)		(1,225)		(12,834)	

6. Inventories

In thousands of euros

	Dec. 31, 2001	Dec. 31, 2000
Raw materials, semi-finished products and other supplies	986,784	1,147,769
Finished products	2,437,482	2,516,692
Allowances	(122,214)	(100,084)
Net book value	**3,302,052**	**3,564,377**

7. Trade receivables

In thousands of euros

	Dec. 31, 2001	Dec. 31, 2000
Trade receivables	3,498,703	3,441,407
Allowances	(109,170)	(100,976)
Net book value	**3,389,533**	**3,340,431**

Substantially all trade receivables are due within one year.

8. Other receivables, prepaid expenses and accrued income

In thousands of euros

	Dec. 31, 2001	Dec. 31, 2000
Other receivables, net (1)	483,701	521,015
Excess of pension plan assets over the related benefit obligations (note l)	453,493	498,884
Deferred tax assets (note m)	1,391,333	1,352,494
Other accruals	85,614	54,620
Total	**2,414,141**	**2,427,013**
(1) including amounts due beyond one year	*13,851*	*14,090*

9. Cash equivalents

In thousands of euros

	Dec. 31, 2001	Dec. 31, 2000
Compagnie Générale des Etablissements Michelin shares	164,272	157,469
Less: allowances for impairment in value	(10, 868)	(8,910)
Other listed investments, net	1,003	1,175
Other cash equivalents, net	21,982	34,302
Total	**176,389**	**184,036**

- As of December 31, 2001, Compagnie Générale des Etablissements Michelin held 4,140,457 of its own shares with a market value of €153,404 thousand. During 2001, the number of own shares held by the Company increased by 286,782.
- As of December 31, 2001, the market value of other listed investments was €2,158 thousand.

10. Changes in shareholders' equity and minority interests

In thousands of euros

	Common stock	Paid-in capital in excess of par	Retained earnings	Translation adjustment	Net income	Shareholders' equity	Minority interest	Total
At December 31, 1999 (pro forma)	**269,432**	**1,609,476**	**2,005,280**	**(632,867)**	**282,522**	**3,533,843**	**304,391**	**3,838,234**
Dividends paid					(138,561)	(138,561)	(21,567)	(160,128)
Appropriation of undistributed income			143,961		(143,961)	–	–	–
Net income for the year					399,045	399,045	39,318	438,363
Translation adjustment and other			10,616	38,667		49,283	(11,223)	38,060
At December 31, 2000	**269,432**	**1,609,476**	**2,159,857**	**(594,200)**	**399,045**	**3,843,610**	**310,919**	**4,154,529**
Dividends paid					(157,674)	(157,674)	(25,075)	(182,749)
Appropriation of undistributed income			251,581	(10,210)	(241,371)	–	–	–
Net income for the year					295,967	295,967	17,977	313,944
Translation adjustment and other			4,389	10,091		14,480	25,719	40,199
At December 31, 2001	**269,432**	**1,609,476**	**2,415,827**	**(594,319)**	**295,967**	**3,996,383**	**329,540**	**4,325,923**

11. Provisions for contingencies and charges

In thousands of euros

	Dec. 31, 2000	Translation adjustment	Movements	Dec. 31, 2001
Post-retirement and other employee benefit obligations	3,038,342	73,942	(21,127)	3,091,157
Deferred taxes	62,990	617	(6,373)	57,234
Restructuring	431,421	1,895	194,149	627,465
Other	178,202	1,174	3,417	182,793
Total	**3,710,955**	**77,628**	**170,066**	**3,958,649**

Movements in provisions for contingencies and charges are recorded in the income statement.

The net increase in restructuring provisions corresponds to :

- new provisions for contingencies recorded during the year, including provisions for the new cost reduction plan in North America and additional provisions for costs related to the ongoing plan to improve the competitiveness of the Group's operations in Europe
- provisions reversed to cover expenses incurred during the year in connection with the implementation of restructuring plans (including the plan to improve the competitiveness of Group operations in Europe).

12. Income taxes

Income taxes reported in the income statement can be analyzed as follows:

In thousands of euros

	Dec. 31, 2001	Dec. 31, 2000
Current taxes	318,375	309,359
Deferred taxes	11,337	(18,912)
Total	**329,712**	**290,447**

The following table presents a reconciliation of the theoretical tax charge to the actual tax charge:

	Dec. 31, 2001	Dec. 31, 2000
Tax on the contribution of Group companies to consolidated income, at standard local tax rates	191,393	285,178
Effect of permanent differences	1,639	(27,972)
Effect of unrecognized deferred taxes	136,864	34,314
Effect of changes in future tax rates	12,252	7,900
Other effects	(12,436)	(8,973)
Income taxes reported in the income statement	**329,712**	**290,447**

	Dec. 31, 2001	Dec. 31, 2000
Total unrecognized deferred tax assets	**528,340**	**473,533**

Deferred tax assets and liabilities break down as follows by category:

In thousands of euros

	Dec. 31, 2001	Dec. 31, 2000
Deferred tax assets	1,391,333	1,352,494
Deferred tax liabilities	(57,234)	(62,990)
Net obligation	**1,334,099**	**1,289,504**
Breakdown:		
- temporary differences	1,035,321	966,090
- tax loss carryforwards	335,458	344,663
- tax credits	(36,680)	(21,249)

13. Post-retirement and other employee benefit obligations under defined benefit plans

Assets and liabilities break down by category is as follows:

In thousands of euros

	Dec. 31, 2001	Dec. 31, 2000
Excess of pension plan assets over defined benefit obligations	453,493	498,884
Unfunded post-retirement and other employee benefit obligations	(3,091,157)	(3,038,342)
Net obligation	**(2,637,664)**	**(2,539,458)**
Breakdown:		
- Long-term pre-retirement benefits	(106,172)	(116,409)
- Post-retirement benefits:		
- retirement benefits	(210,702)	(138,727)
- other employee benefits	(2,320,790)	(2,284,322)

	Dec. 31, 2001	Dec. 31, 2000
Net periodic pension cost recorded in the income statement:		
Service cost	197,870	203,879
Interest cost	521,376	465,923
Forecast yield on plan assets	(369,706)	(364,014)
Recognized actuarial gains and losses	75	–
Prior service cost	10,817	17,718
Curtailments and settlements	(3,276)	(414)
Total	**357,156**	**323,920**

14. Subordinated debt and other long and short-term debt

in thousands of euros

	At Dec. 31, 2001	Due within one year	Due in 1 to 5 years	Due in more than five years	At Dec. 31, 2000
Subordinated debt	1,026,598	–	–	1,026,598	–
Other long and short-term debt					
- Convertible bonds	10	10	–	–	10
- Other bonds	322,717	17,819	304,898	–	322,717
- Other long and short-term debt	4,471,142	2,763,790	1,361,062	346,290	5,533,745
Subtotal, other long and short-term debt	**4,793,869**	**2,781,619**	**1,665,960**	**346,290**	**5,856,472**
Total	**5,820,467**	**2,781,619**	**1,665,960**	**1,372,888**	**5,856,472**
Debt secured by collateral at December 31, 2001				65,748	
Obligations under finance leases at December 31, 2001				330,771	

Subordinated debt

In September 2000, Compagnie Financière Michelin obtained a USD 1,075 million line of credit from a pool of banks and insurance companies.

Drawdowns may be made on the line of credit up until September 2005 and will be subordinate in ranking to all other liabilities of the Group for repayment purposes. All drawdowns must be repaid in full by September 2012.

The USD 905 million facility provided by the banks was drawn down in October 2001.

The USD 170 million contingent facility provided by the insurance companies has the same characteristics as the bank tranche, but drawdowns may be made only following the occurrence of certain events based on changes in average European and American GDP. No drawdowns have been made on the contingent facility.

Net debt at December 31, 2001 breaks down as follows (in thousands of euros):

- Subordinated debt	1,026,598
- Long and short-term debt	4,793,869
Sous-total	**5,820,467**
- Cash equivalents and other short-term investments	(176,389)
- Cash	(762,625)
Total	**4,881,453**

Long and short-term debt breaks down as follows between fixed and floating rate debt and by currency, after taking into account hedging instruments:

In thousands of euros

Currency	Floating rate	Fixed rate	Average life of fixed rate debt	Total long and short-term debt	% by currency
Euros and euro-zone currencies	(541,565)	326,308	4.3	(215,257)	(4.4)
Swiss francs	986,177	74,327	2.4	1,060,504	21.7
Pounds sterling	471,223	130	2.0	471,353	9.7
Other non-euro-zone currencies	259,890	418	2.3	260,308	5.3
Total European currencies	**1,175,725**	**401,183**	**3.9**	**1,576,908**	**32.3**
U.S. dollars	1,466,000	1,106,006	5.0	2,572,006	52.7
Canadian dollars	92,401	1,066	1.8	93,467	1.9
Total dollar zone	**1,558,401**	**1,107,072**	**5.0**	**2,665,473**	**54.6**
Other currencies	569,713	69,359	1.9	639,072	13.1
Total	**3,303,839**	**1,577,614**	**4.6**	**4,881,453**	**100.0**

Hedging costs are charged directly to the income statement.

15. Off-balance sheet commitments

In thousands of euros

	Dec. 31, 2001	Dec. 31, 2000
Commitments given:		
Guarantees given	114,651	93,100
Future minimum lease payments under non-cancelable operating leases	586,346	618,298
Discounted bills	6,471	7,037
Total	**707,468**	**718,435**
Commitments received:		
Guarantees received	254,378	309,716

Notes to the consolidated statement of income

The consolidated financial statements have been prepared in accordance with French generally accepted accounting principles, including standard CRC 99-02 published by the *Comité de la Réglementation* Comptable dealing with consolidated financial statements.

16. Payroll costs and number of employees

In thousands of euros

	2001	2000
Payroll costs	5,241,525	5,136,598
Average number of employees of fully-consolidated companies	127,467	128,122

17. Research and development costs (in thousands of euros)

Research and development costs for the last two years were as follows:
- 2001: 701,902
- 2000: 645,307

18. Impairment charges

In thousands of euros

	2001	2000
Net charges for impairment of:		
- inventories	18,426	(5,169)
- receivables	9,030	11,971

Impairment charges related to inventories are included in "Purchases used in production" and charges related to receivables are included in "Other operating expenses" in the consolidated statement of income.

19. Interest income and expense

In thousands of euros

	2001	2000
Interest income and expense	(278,462)	(315,782)
Exchange gains and losses	(31,043)	(2,298)
Amortization and net movements in allowances for impairment of financial assets	(11,274)	3,692
Total	**(320,779)**	**(314,388)**

Net exchange losses for 2001 result mainly from the fall in value of South American currencies.

20. Non-recurring income and expense

In thousands of euros

	2001	2000
Restructuring costs	(339,959) (1)	(67,349)
Net gains on disposals of fixed assets	363,130 (2)	14,142
Other non-recurring items	(52,077)	(22,637)
Total	**(28,906)**	**(75,844)**

(1) Restructuring costs break down as follows by geographic area:

- Europe	*(188,142)*
- North America	*(122,960)*
- Other	*(28,857)*

(2) Net gains on disposals of fixed assets include a €375,373 thousand gain on disposal of Peugeot S.A. shares.

21. Segment information

In thousands of euros

Business segments	Passenger cars and light trucks	Heavy trucks	Other businesses	Inter-segment eliminations	Total
			2000		
Net property, plant and equipment	2,751,813	1,283,906	1,906,795 (1)		5,942,514
Sales	7,686,396	4,092,712	4,807,026	(1,190,561)	15,395,573
Operating income	584,214	557,965	20,281		1,162,460
			2001		
Net property, plant and equipment	2,977,194	1,341,047	2,091,610 (1)		6,409,851
Sales	7,982,179	3,915,259	4,901,194	(1,024,024)	15,774,608
Operating income	711,110	342,976	(13,915)		1,040,171

(1) Including shared assets:
- *2001: 921,511*
- *2000: 793,184*

Geographical areas	Europe	North America and Mexico	Other	Total
		2000		
Net property, plant and equipment	2,940,748	2,292,643	709,123	5,942,514
Sales	7,309,519	5,959,576	2,126,478	15,395,573
		2001		
Net property, plant and equipment	3,139,481	2,433,619	836,750	6,409,851
Sales	7,446,968	6,286,471	2,041,169	15,774,608

22. Subsequent events

Impact of the devaluation of the Argentine peso:

The balance sheet and income statement of Michelin Argentina Sociedad Anónima have been translated based on an exchange rate of ARS 1.65 = USD 1. The impact on the 2001 financial statements was a charge of €12,512 thousand.

23. Management compensation

Compagnie Générale des Etablissements Michelin is administered by Managing Partners (*"Gérants"*) who are also general partners (*"associés commandités"*) of the Company. As such, they are entitled to a share of the income distributed among all the general partners in accordance with the provisions of the Company's bylaws. The Managing Partners do not receive any compensation or other benefits from Compagnie Générale des Etablissements Michelin or any of its subsidiaries or affiliates.

Statutory Auditors' report on the consolidated financial statements

Year ended December 31, 2001

To the Shareholders,

In accordance with the terms of our appointment at the Annual Shareholders' Meeting, we have audited the consolidated financial statements of Compagnie Générale des Etablissements Michelin for the year ended December 31, 2001, presented in euro, as attached to this report.

These consolidated financial statements have been approved by the Managing Partners. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with professional standards applied in France. Those standards require that we plan and perform our audit to obtain reasonable assurance that the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made in the preparation of the financial statements, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects the consolidated results of operations for the year ended December 31, 2001 and the consolidated assets and liabilities and financial position of Compagnie Générale des Etablissements Michelin and its subsidiaries at that date in accordance with French generally accepted accounting principles.

We also examined the information on the Group given in the Managing Partners' Report. We have no comments to make as to the fair presentation of this information and its consistency with the consolidated financial statements.

Paris, March 5, 2002

Dominique PAUL

Stéphane MARIE

Statutory Auditors

Members of the Compagnie Régionale de Paris

FINANCIAL REPORT 2001

Financial Statements

Balance Sheet

at december 31, 2001

Assets

In euros

	2001			2000
	Cost	Depreciation amortization, provisions	Net	Net
FIXED ASSETS				
Intangible assets				
Patents, licenses and other rights	8,659,626.28	8,659,626.28	–	–
Other intangible assets	61,296.21	45,892.00	15,404.21	16,687.89
Prepayments	–	–	–	–
	8,720,922.49	**8,705,518.28**	**15,404.21**	**16,687.89**
Property and equipment				
Land	102,469.01	–	102,469.01	102,469.01
Buildings	1,809,422.59	1,677,822.51	131,600.08	159,005.70
Other	389,994.64	370,680.22	19,314.42	39,909.25
Assets under construction	–	–	–	–
Prepayments	–	–	–	–
	2,301,886.24	**2,048,502.73**	**253,383.51**	**301,383.96**
Investments *(1)*				
Shares in subsidiaries and affiliates	2,610,410,623.44	364,150,437.72	2,246,260,185.72	2,245,798,435.87
Loans and advances to subsidiaries and affiliates	1,338,432,448.64	–	1,338,432,448.64	1,334,791,620.25
Other equity interests	3,788,198.35	–	3,788,198.35	3,788,198.35
Loans	78,176.69	–	78,176.69	78,176.69
Other investments	681.45	–	681.45	681.45
	3,952,710,128.57	**364,150,437.72**	**3,588,559,690.85**	**3,584,457,112.61**
(I)	**3,963,732,937.30**	**374,904,458.73**	**3,588,828,478.57**	**3,584,775,184.46**
CURRENT ASSETS				
Accounts receivable	475,581,859.38	–	475,581,859.38	184,401,762.76
Cash equivalents				
Own shares	164,271,711.36	10,867,779.51	153,403,931.85	148,559,171.25
Other marketable securities	656.08	15.78	640.30	640.30
	164,272,367.44	**10,867,795.29**	**153,404,572.15**	**148,559,811.55**
Cash	144,961.95	–	144,961.95	119,705.26
ACCRUALS				
Prepaid expenses *(2)*	8,579.87	–	8,579.87	39,050.67
(II)	**640,007,768.64**	**10,867,795.29**	**629,139,973.35**	**333,120,330.24**
Deferred charges **(III)**	1,224,692.30	–	1,224,692.30	1,520,949.68
Bond call premiums **(IV)**	–	–	–	–
Conversion losses **(V)**	–	–	–	–
TOTAL ASSETS (I + II + III + IV + V)	**4,604,965,398.24**	**385,772,254.02**	**4,219,193,144.22**	**3,919,416,464.38**
(1) o/w due in less than one year			*880,096,430.48*	*748,016,390.37*
(2) o/w due in more than one year			–	–

Liabilities and shareholders' equity

In euros

	2001	2000
SHAREHOLDERS' EQUITY		
Common stock	269,431,746.00	269,431,746.00
Paid-in capital in excess of par	1,609,475,573.81	1,609,475,573.81
Revaluation reserve	530,990,252.63	530,528,502.63
Other reserves	802,517,019.16	675,397,057.12
Retained earnings	45,587,019.80	39,502,098.36
Net income	452,871,105.91	263,620,238.61
Untaxed reserves	61,597,677.21	61,597,677.21
(I)	**3,772,470,394.52**	**3,449,552,893.74**
PROVISIONS FOR CONTINGENCIES AND CHARGES		
Provisions for contingencies	–	–
Provisions for charges	–	–
(II)	**–**	**–**
LIABILITIES *(1)*		
Convertible bonds	10,119.94	10,119.94
Other bonds	322,612,452.32	322,612,559.03
Bank borrowings *(2)*	–	–
Other long and short-term debt *(2)*	32,416,561.26	34,800,101.83
Accrued taxes and payroll costs	7,043,658.52	48,033,811.77
Due to suppliers of fixed assets	–	10,210.28
Other liabilities	84,637,545.60	64,393,551.71
	446,720,337.64	469,860,354.56
ACCRUALS		
Deferred income *(1)*	2,412.06	3,216.08
(III)	**446,722,749.70**	**469,863,570.64**
Conversion gains (IV)	–	–
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY (I + II + III + IV)	**4,219,193,144.22**	**3,919,416,464.38**
(1) o/w due in more than one year	*304,900,446.06*	*304,900,446.06*
o/w due in less than one year	*141,822,303.64*	*164,963,124.58*
(2) o/w short-term bank loans and overdrafts	–	–

Statement of income

for the year ended december 31, 2001

In euros

		2001	2000
Operating revenue *(1)*			
Royalties (including Export revenues: 308,990,761.44)		364,240,518.88	335,562,960.73
Other revenues		149,649.82	155,417.36
Total operating revenues	**(I)**	**364,390,168.70**	**335,718,378.09**
Operating expense *(2)*			
External charges		253,306,946.14	212,645,398.10
Taxes other than on income		1,998,531.22	1,958,799.69
Wages and salaries		1,110,087.78	1,147,039.19
Payroll taxes		435,795.99	459,331.75
Depreciation and amortization:			
◦ Fixed assets		1,868,860.06	1,206,367.68
◦ Deferred charges		–	–
Other expenses		16,105,309.39	4,518,666.56
Total operating expenses	**(II)**	**274,825,530.58**	**221,935,602.97**
OPERATING INCOME (I -II)	**(I – II)**	**89,564,638.12**	**113,782,775.12**
Interest and other investment income			
Dividends from subsidiaries and affiliates *(3)*		388,989,800.76	177,464,390.64
Interest income *(3)*		31,203.36	7,035,308.25
Reversals of allowances for impairment in value		9.01	1,739,082.75
Exchange gains		143,991.74	808,568.20
Net gains on sales of marketable securities		17,777.40	806,356.62
Total interest and other investment income	**(III)**	**389,182,782.27**	**187,853,706.46**
Interest and other investment expense			
Charges to allowances for impairment in value		2,253,809.40	296,257.38
Interest expense *(4)*		22,466,848.18	23,918,512.43
Exchange losses		340,022.30	235,668.38
Net losses on sales of marketable securities		703,526.58	–
Total interest and other investment expense	**(IV)**	**25,764,206.46**	**24,450,438.19**
NET INTEREST AND OTHER INVESTMENT INCOME (III – IV)		**363,418,575.81**	**163,403,268.27**
INCOME FROM ORDINARY ACTIVITIES	**(I – II + III – IV)**	**452,983,213.93**	**277,186,043.39**
Non-recurring income			
From revenue transactions		384,446.96	25,196.55
From capital transactions		9.16	505.64
Reversals of allowances		–	32,000,000.00
Total non-recurring income	**(V)**	**384,456.12**	**32,025,702.19**
Non-recurring expense			
On revenue transactions		75,298.61	19,218,035.49
On capital transactions		5,780.53	7,456.07
Charges to allowances		–	–
Total non-recurring expenses	**(VI)**	**81,079.14**	**19,225,491.56**
NET NON-RECURRING INCOME	**(V – VI)**	**303,376.98**	**12,800,210.63**
INCOME TAX	**(VII)**	**415,485.00**	**26,366,015.41**
TOTAL REVENUES	**(I + III + V)**	**753,957,407.09**	**555,597,786.74**
TOTAL EXPENSES	**(II + IV + VI + VII)**	**301,086,301.18**	**291,977,548.13**
NET INCOME		**452,871,105.91**	**263,620,238.61**
(1) o/w revenues relating to prior years		–	–
(2) o/w expenses relating to prior years		–	–
(3) o/w revenues from related party transactions		*388,479,030.53*	*177,143,241.34*
(4) o/w expenses arising from related party transactions		*2,022,392.00*	*1,503,442.13*

Notes to the financial statements

The Company's total assets at December 31, 2001 amounted to €4,219,193,144.22.

Income statement totals for the year are as follows, in euros:

- Total revenues	753,957,407.09
- Total expenses	301,086,301.18
Net income for the year	**452,871,105.91**

The Company's financial year covers the 12 months from January 1 to December 31.

The following notes form an integral part of the financial statements.

Significant events of the year

Significant events of the year are discussed in the Managing Partners' report to the Annual Shareholders' Meeting to be called to approve the 2001 financial statements.

Summary of significant accounting policies

The financial statements for the year ended December 31, 2001 have been prepared in accordance with generally accepted accounting principles. There were no changes of accounting method in 2001 compared with prior years.

The main accounting policies applied by the Company are as follows:

a) Intangible assets

"Patents, licenses and other rights" correspond primarily to purchased software. Purchased software is amortized over periods ranging from 12 months to 3 years, depending on the materiality of the amounts involved.

"Other intangible assets" consist of vehicle parking rights, which are amortized over 40 years in accordance with French tax rules.

b) Property and equipment

◦ ***Cost***

Property and equipment are stated at historical cost or at valuation, in the case of assets held at the time of the 1976/1978 legal revaluation.

◦ ***Depreciation***

Property and equipment are depreciated by the straight-line method over the following estimated useful lives:

- Buildings: 30 years
- Equipment: 10 years, except for computer equipment which is depreciated over five years.

c) Investments

Shares in subsidiaries and affiliates

◦ *Cost:* Shares in subsidiaries and affiliates are stated at historical cost or at valuation, in the case of assets held at the time of the 1976/1978 legal revaluation.

◦ *Net book value*: shares in subsidiaries and affiliates are stated at the lower of cost and fair value. Fair value corresponds to the Company's equity in the underlying net assets, except in the following cases:

- the fair value of shares in Manufacture Française des Pneumatiques Michelin is determined based on a range of valuation criteria,
- the fair value of shares in Pardevi SA is determined by including unrealized gains on the securities held in this company's portfolio, in accordance with the applicable accounting and tax rules.

Other equity inrerest

Other equity interests correspond to shareholdings that the Company intends to retain but which are not held for purposes related directly to the Company's business.

Other equity interests are also stated at the lower of cost and fair value.

d) Accounts receivable

Accounts receivable are stated at nominal value.

e) Paid-in capital in excess of par

This item corresponds to premiums on shares issued for cash and on conversion of bonds.

f) Untaxed reserves

Substantially all amounts reported under this caption correspond to reinvested capital gains set off against write downs of securities in application of the former Article 40 of the General Tax Code, which were reclassified under "untaxed amortization" prior to the 1976/1978 legal revaluations.

g) Conversion of foreign currencies

Revenues and expenses in foreign currencies are converted at the exchange rate ruling on the transaction date or at the hedging rate.

Receivables and payables in foreign currencies are converted at the year-end exchange rate or at the hedging rate.

Contracts for the forward purchase or sale of foreign currencies that are outstanding at the balance sheet date are recorded in the balance sheet.

h) Deferred charges

Deferred charges correspond to debt issuance costs related to the 1996 bond issue. These costs are being amortized over the life of the bonds.

Fixed assets, depreciation and amortization

In euros

Intangible assets and property and equipment representing non-material amounts that are close to being fully depreciated or amortized are not included in the following tables.

FIXED ASSETS	Cost at January 1, 2001	Additions, accrued interest for the year	Disposals, decreases in accrued interest	Cost at December 31, 2001
Intangible assets	6,896,395	1,824,527	–	8,720,922
Property and equipment	2,361,398	820	60,332	2,301,886
	9,257,793	1,825,347	60,332	11,022,808
Investments				
Shares in subsidiaries and affiliates	2,610,410,633	–	9	2,610,410,624
Loans and advances to subsidiaries and affiliates	1,334,791,620	439,865,485	436,224,656	1,338,432,449
Other equity interests	3,788,198	–	–	3,788,198
Loans	78,177	–	–	78,177
Other investments	681	–	–	681
	3,949,069,309	439,865,485	436,224,665	3,952,710,129
Total	**3,958,327,102**	**441,690,832**	**436,284,997**	**3,963,732,937**

DEPRECIATION AND AMORTIZATION	At January 1, 2001	Increases	Decreases	At december 31, 2001
Intangible assets	6,879,707	1,825,811	–	8,705,518
Property and equipment	2,060,014	43,049	54,560	2,048,503
	8,939,721	1,868,860	54,560	10,754,021
Deferred charges	1,441,624	296,257	–	1,737,881
Total	**10,381,345**	**2,165,117**	**54,560**	**12,491,902**

Allowances and provisions

In euros

	At January 1, 2001	Increases	Decreases	At December 31, 2001
Untaxed reserves	61,597,677	–	–	61,597,677
Provisions for contingencies and charges:				
Provisions for contingencies	–	–	–	–
Provisions for charges	–	–	–	–
	–	–	–	–
Allowances for impairment in value *(1)*	373,522,440	1,957,552	461,759	375,018,233
Total	**435,120,117**	**1,957,552**	**461,759**	**436,615,910**

		Increases	Decreases
Including movements charged/credited to:			
- Operating expense/income		–	–
- Investment and other expense/income		1,957,552	9
- Non-recurring expense/income		–	–
- Revaluation reserve		–	461,750

(1) Movements in allowances for impairment in value can be analyzed as follows (in euros):

- Increases:	*Accounts receivable*	–
	Own shares	*1,957,552*
- Decreases:	*Other marketable securities*	*461,759*

Items relating to several balance sheet items

In euros

	Transactions involving		Payables or receivables represented by trade notes
	related companies	other entities in which the Company holds an equity interest	
Shares in subsidiaries and affiliates (net book value)	2,246,260,185	1	–
Loans and advances to subsidiaries and affiliates	1,338,432,449	–	–
Other equity interests	–	3,788,198	–
Other receivables	398,590,043	–	–
Other long and short-term debt	32,416,561	–	–
Other liabilities	83,606,483	–	–

Maturities of loans and receivables, payables and long and short-term debt

In euros

LOANS AND RECEIVABLES	Total	Due within one year	Due in more than one year
Fixed assets			
Loans and advances to subsidiaries and affiliates	1,338,432,449	880,018,254	458,414,195
Loans	78,177	78,177	–
Other investments	681	–	681
Current assets			
Other receivables	475,581,859	437,688,106	37,893,753
Total	**1,814,093,166**	**1,317,784,537**	**496,308,629**

PAYABLES AND LONG AND SHORT-TERM DEBT	Total	Due within one year	Due in one to five years	Due in more than five years
Convertible bonds	10,120	10,120	–	–
Other bonds	322,612,452	17,714,418	304,898,034 *(1)*	–
Bank borrowings	–	–	–	–
Other long and short-term debt	32,416,561	32,416,561	–	–
Accrued taxes and payroll costs	7,043,659	7,043,659	–	–
Due to suppliers of fixed assets	–	–	–	–
Other liabilities	84,637,546	84,637,546	–	–
Total	**446,720,338**	**141,822,304**	**304,898,034**	**–**

(1) 1996 6.7% bonds due February 19, 2006 at par.

Accrued charges

In euros

ACCRUED CHARGES INCLUDED IN THE FOLLOWING BALANCE SHEET CAPTIONS:	
Other bonds	17,704,209
Bank borrowings	–
Other long and short-term debt	288,548
Accrued taxes and payroll costs	255,868
Other liabilities	992,632
Total	**19,241,257**

Prepaid expenses and deferred income

In euros

Prepaid expenses correspond exclusively to operating expenses.

Prepaid expenses at December 31, 2001 8,580

Revaluation reserve

In euros

Revaluation reserve at December 31, 2001

....530,990,253

o/w 32,091 related to land

530,958,162 related to shares in subsidiaries and affiliates.

Reserves

In euros

Reserves at December 31, 2001 break down as follows:

- Legal reserve corresponding in full to long-term capital gains taxed at the reduced rate	26,943,175
- Special long-term capital gains reserve	758,953,261
- Other reserves	16,620,583
	802,517,019

Common stock

	Number of shares	Par value
1. Common stock at January 1, 2001	134,715,873	€2
2. Common stock issued during the year	–	–
3. Common stock canceled during the year	–	–
4. Common stock at December 31, 2001	134,715,873	€2

There were no changes in capital during the year.

Operating revenue

In euros

Revenue for the year, consisting entirely of royalties, totaled €364,240,519. This amount breaks down as follows:

- France	55,249,757
- Outside France	308,990,762
	364,240,519

Income tax

Income tax for 2001 amounted to €415,485.

Market risks

a) Interest rate and currency risks

- Interest rates on loans to and from subsidiaries are determined in accordance with the Group's interest rate management policy. The Company is not exposed to any currency risk on these loans and borrowings.
- At December 31, 2001, the Company had receivables with a net book value of €80 million corresponding to royalties billed to subsidiaries. These receivables, which are denominated in the Group's main trading currencies, have been converted into euros at the year-end exchange rate or at the hedging rate.

b) Equity risk

The Company holds:

- Shares in subsidiaries and affiliates and other equity interests are valued taking into account their fair value to the Company and their probable realizable value.
- The net book value of marketable securities carried on the balance sheet – €153 million – is equal to their market value.

Management compensation

The Company is administered by Managing Partners ("*Gérants*") who are also general partners ("*associés commandités*") of the Company. As such, they are entitled to a share of the income distributed among all the general partners in accordance with the provisions of the Company's bylaws. The Managing Partners do not receive any compensation or other benefits.

Average number of employees

	Employees on the Company's payroll	Employees seconded to the Company
Management	7	–
Supervisory/technical staff	–	–
Administrative employees	26	–
Service employees	–	1
	33	1

Post-retirement benefit obligations

The Company is liable for the payment of long-service awards to employees on retirement, in accordance with the terms of the applicable collective bargaining agreement. The discounted present value of the related obligation at December 31, 2001 was €0.7 million. No provision has been recorded for this amount.

Unrecognized deferred tax assets and liabilities

In euros

Description of temporary differences	
Unrecognized deferred tax liabilities	
Untaxed reserves	1,989,453
Unrecognized deferred tax liabilities	
- Reduced tax rate (19%)	377,996
- 3% surtax	11,340
- 3.3 % surtax	12,474
Total	**401,810**
Unrecognized deferred tax assets	
Non-deductible provisions and allowances	
– Provisions for contingencies and charges	–
– Allowances for impairment in value	–
Other	612,398
Evergreen tax losses	–
Ordinary tax losses	–
Long-term capital losses taxed at reduced rate	–
Unrecognized deferred tax assets	
- Reduced tax rate (19%)	116,356
- 3% surtax	3,491
- 3.3 % surtax	3,840
Total	**123,687**

Investment portfolio at december 31, 2001

In euros

	Number of shares	Realizable value
Shares in subsidiaries and affiliates and other equity interests with a realizable value in excess of €152,449:		
Compagnie Financière Michelin	12,252,920 shares	1,502,100,738.75
Manufacture Française des Pneumatiques Michelin	3,199,580 shares	555,934,412.35
Participation et Développement Industriels S.A. "Pardevi"	1,199,986 shares	144,367,415.05
Société de Technologie Michelin	99,994 shares	15,243,987.03
Spika S.A.	199,986 shares	25,914,518.79
Siparex Croissance	121,987 shares	1,909,893.66
Siparex Associés	115,152 shares	1,542,911.97
Société Financière d'Innovation du Sud-Est "Sudinnova"	21,786 shares	335,392.72
Société d'Exportation Michelin	20,000 shares	2,699,113.14
Other shares in subsidiaries and affiliates (total)		0.61
Marketable securities		
Own shares	4,140,457 shares	153,403,931.85
Marketable securities:		640.30

List of subsidiaries and affiliates

In euros

Subsidiaries and affiliates	Common stock (1)	Retained earnings (1)	Percent interest	Book value of shares	
				Cost	Net
A - Detail information about subsidiaries and affiliates					
(carrying value in excess of 1% of the Company's capital stock):					
1 - Subsidiaries (over 50%-owned)					
Société d'Exportation Michelin Place des Carmes-Déchaux, 63000 Clermont-Ferrand - France	160,000 euros	1,911,371 euros	100	4,182,057	2,699,113
Participation et Développement Industriels S.A. "Pardevi" 23, rue Breschet, 63000 Clermont-Ferrand - France	18,000,000 euros	– 169,844,565 euros	99.99	159,727,854	144,367,415
Compagnie Financière Michelin Route Louis-Braille 10 et 12, 1763 Granges-Paccot - Switzerland	1,404,831,200 Swiss francs	2,706,231,118 Swiss francs	91.67	1,502,100,739	1,502,100,739
Société de Technologie Michelin 23, rue Breschet, 63000 Clermont-Ferrand - France	15,200,000 euros	2,851,807 euros	99.99	15,243,987	15,243,987
Spika S.A. 23, rue Breschet, 63000 Clermont-Ferrand - France	3,000,000 euros	31,528,588 euros	99.99	25,914,519	25,914,519
2 - Affiliates (10% to 50%-owned)					
Manufacture Française des Pneumatiques Michelin Place des Carmes-Déchaux, 63000 Clermont-Ferrand - France	304,000,000 euros	721,628,972 euros	39.99	902,534,145	555,934,412
B - Aggregate information about other subsidiaries and affiliates					
1 - Subsidiaries not listed under A:					
- French companies				–	–
- Foreign companies				615,652	–
2 - Affiliates not listed under A:					
- French companies				433	–
- Foreign companies				91,238	–

(1) In local currency.

In euros

Outstanding loans and advances	Guaranteed given by the Company	Last published net sales	Last published net income	Dividends received by the Company during the year
–	–	5,150,568	B 698,532	–
–	–	–	B 287,240,517	203,397,627
–	–	–	B 219,413,891	117,745,580
–	–	148,010,324	B 2,445,240	1,599,904
60,140,913	–	–	B 1,664,349	–
667,906,118	–	4,009,509,689	P 275,932,212	–
–	–			–
–	–			–
–	–			–
–	–			–

Statement of changes in Shareholders' equity

In euros

(Before appropriation of net income, Company only)

	2000	2001
Net income for the year (in thousands of euros and euros per share)		
Net income		
Total net income	263,620	452,871
Earnings per share	1.96	3.36
Recommended dividend		
Total	107,772	114,508
Per share	0.80	0.85
Statement of changes in shareholders' equity (in thousands of euros)		
A) 1 - Shareholders' equity at December 31, 2000		3,449,553
2 - 2000 dividend		133,526
3 - Shareholders' equity at January 1, 2001		3,316,027
B) Capital contributions credited to opening shareholders' equity:		
1 - Increase in common stock		–
2 - Increase in other items		–
C) Shareholders' equity at January 1, 2001 including capital contributions (A3 + B)		3,316,027
D) Movements for the year		
1 - Increase in common stock		–
2 - Increase in paid-in capital in excess of par		–
3 - Increase in revaluation reserve		462
4 - Change in other reserves		–
5 - Change in untaxed reserves		–
6 - Increase in retained earnings		3,110
7 - Net income for the year		452,871
E) Shareholders' equity at December 31, 2001 before dividends (C + D)		3,772,470
F) Change in shareholders' equity (E - C)		**456,443**
G) o/w: changes due to structural changes		–
H) Change in shareholders' equity excluding effect of structural changes (F - G)		**456,443**
Notes:		
D3: - Amounts transferred to the revaluation reserve during the year		462
D6: - Dividends on own shares credited to retained earnings		3,110

Appropriation of 2001 net income

In euros

Amounts to be appropriated		
Retained earnings brought forward from prior year		45,587,019.80
Net income		452,871,105.91
Recommended appropriations		
Legal reserve	–	
Special long-term capital gains reserve	315,163,220.11	
Dividend	114,508,492.05	
Income attributed to the General Partners in accordance with the bylaws	3,139,441.47	
Tax on distributed earnings	22,134,174.00	
Other reserves	–	
Retained earnings	43,512,798.08	
Total	**498,458,125.71**	**498,458,125.71**

Five-year financial summary

In euros

	1997	1998	1999	2000	2001
I - Capital at year-end					
a) Common stock	250,430,381	251,935,794	269,431,746	269,431,746	269,431,746
b) Number of common shares outstanding	136,892,968	137,715,873	134,715,873	134,715,873	134,715,873
c) Number of non-voting preferred shares outstanding	–	–	–	–	–
d) Maximum number of shares to be created	–	–	–	–	–
II - Results of operations					
a) Net revenues	84,605,104.22	272,554,108.48	296,709,451.18	335,562,960.73	364,240,518.88
b) Income before tax, depreciation, amortization and provision expense	128,682,124.31	138,095,222.66	252,473,518.63	257,749,796.33	457,409,251.36
c) Income tax	26,404,610.82	49,697,914.19	32,037,388.53	26,366,015.41	415,485.00
d) Employee profit-sharing	–	–	–	–	–
e) Net income	192,361,544.60	254,410,770.22	247,399,260.17	263,620,238.61	452,871,105.91
III - Per share data					
a) Earnings per share before tax, after depreciation, amortization and provision expense	0.75	0.64	1.64	1.72	3.39
b) Earnings per share	1.41	1.85	1.84	1.96	3.36
c) Dividend per share					
- Series A capital shares	0.59	0.66	–	–	–
- Series A beneficial-ownership shares and Series B shares	0.58	0.64	–	–	–
- Common shares	–	–	0.71	0.80	0.85
IV - Employee data					
a) Average number of employees	32	33	32	33	33
b) Total payroll	1,258,445.54	1,299,028.20	1,136,874.59	1,147,039.19	1,110,087.78
c) Total benefits	482,490.79	501,794.58	444,061.94	459,331.75	435,795.99

Statutory Auditors' general Report on the annual Financial Statements

Year ended December 31, 2001

To the Shareholders,

In accordance with the terms of our appointment at the Annual Shareholders' Meeting, we hereby submit our report for the year ended December 31, 2001, on:

- our examination of the financial statements of Compagnie Générale des Etablissements Michelin, presented in euro, as attached to this report,

- the specific procedures and information required by law.

These financial statements have been approved by the Managing Partners. Our responsibility is to express an opinion on these financial statements based on our audit.

1. Opinion on the financial statements

We conducted our audit in accordance with professional standards applied in France. Those standards require that we plan and perform our audit to obtain reasonable assurance that the financial statements are free from material misstatement.

An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made in the preparation of the financial statements, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements present fairly, in all material respects the assets and liabilities and financial position of the Company at December 31, 2001 and the results of operations for the year then ended.

2. Specific procedures and information

We have also performed the specific procedures required by law, in accordance with professional standards applied in France.

We are satisfied that the information given in the Managing Partners' Report and the documents sent to shareholders on the financial position and financial statements is fairly stated and agrees with those financial statements.

As required by law, we have also verified that details of the identity of shareholders are disclosed in the Managing Partners' Report.

Paris, March 5, 2002

Dominique PAUL

Stéphane MARIE

Statutory Auditors

Members of the Compagnie Régionale de Paris

Statutory Auditors' special Report on Regulated Agreements

Year ended December 31, 2001

To the Shareholders,

In our capacity as Statutory Auditors of your Company, we are required to report to shareholders on agreements involving directors that have been disclosed to us by the Company's management. Our responsibility does not include identifying any undisclosed agreements.

We have not been informed of any agreements governed by article L.226-10 of the Commercial Code.

Paris, March 5, 2002

Dominique PAUL Stéphane MARIE

Statutory Auditors
Members of the Compagnie Régionale de Paris

Jacques-Henri Thonier

12, cours Sablon
63000 Clermont-Ferrand - France

Tel: +33 (0)4 73 98 59 00
Fax: +33 (0)4 73 98 59 04

Toll-free calls in France
0 800 000 222

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Eric Le Corre

23, place des Carmes-Déchaux
63040 Clermont-Ferrand Cedex 9 - France

Tel.: + 33 (0)4 73 32 77 92
+ 33 (0)1 45 66 10 04
Fax: + 33 (0)4 73 32 27 16
+ 33 (0)1 45 66 13 19

e-mail: **investor-relations@fr.michelin.com**

Detailed data concerning the world tire market is available on Internet: www.michelin.com.
The 2001 Fact book is also available on request on CD-Rom. Simply contact the Investor Relations Department.

23, place des Carmes-Déchaux
63040 Clermont-Ferrand Cedex 9 - France

Tel. : + 33 (0)4 73 32 24 54
Fax : + 33 (0)4 73 32 73 92

Design and production: Laurent Borderie, Sophie Auvin, wprintel
Photos: © Michelin, © Michelin / DPPI, © Michelin / Philippe Demail

Compagnie Générale des Etablissements Michelin
Michelin et Cie
Headquarters: 12, cours Sablon - Clermont-Ferrand (Puy-de-Dôme) - France

Impression : SIMAN